FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of September 30, 2017.

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

BALANCE SHEET AS OF

SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

	09.30.17	12.31.16
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	6,156,460	14,176,412
Due from banks and correspondents	21,635,750	33,894,586

Argentine Central Bank (BCRA)	17,065,686	31,230,217
Other local	5,087	694
Foreign	4,564,977	2,663,675

	27,792,210	48,070,998

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	14,618,707	4,274,229
Holdings booked at amortized cost (Exhibit A)	1,718,202	904,089
Instruments issued by the BCRA (Exhibit A)	13,696,238	7,375,103
Investments in listed private securities (Exhibit A)	61	49

Less: Allowances (Exhibit J)	225	213

	30,032,983	12,553,257

C. LOANS:
To government sector (Exhibits B, C and D)	267	98,819

To financial sector (Exhibits B, C and D)	6,470,535	3,703,085

Interfinancial – (Call granted)	175,455	725,585
Other financing to local financial institutions	6,015,267	2,762,202
Interest and foreign currency exchange differences accrued and pending collection	279,813	215,298

To non financial private sector and residents abroad (Exhibits B, C and D)	102,670,825	73,751,889

Overdraft	10,542,482	9,546,565
Discounted instruments	14,567,969	10,896,722
Real estate mortgage	2,937,234	1,889,443
Collateral Loans	2,239,277	2,916,652
Consumer	13,786,796	9,368,939
Credit cards	25,438,616	22,520,843
Other (Note 5.a.)	32,251,221	15,838,284
Interest and foreign currency exchange differences accrued and pending collection	1,317,320	1,103,787
Less: Interest documented together with main obligation	410,090	329,346

Less: Allowances (Exhibit J)	2,095,271	1,573,590

	107,046,356	75,980,203

Carried Forward	164,871,549	136,604,458

(Cont.)

	09.30.17	12.31.16
Brought forward	164,871,549	136,604,458

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	1,141,272	928,612
Amounts receivable for spot and forward sales to be settled	10,010,856	204,296
Instruments to be received for spot and forward purchases to be settled (Note 12) (Exhibit O)	7,297,662	485,109
Unlisted corporate bonds (Exhibits B, C and D)	302,091	325,925
Non-deliverable forward transactions balances to be settled (Note 12)	86,688	35,894
Other receivables not covered by debtor classification regulations	3,411	12,156
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	508,433	409,395

Less: Allowances (Exhibit J)	4,897	5,074

	19,345,516	2,396,313

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,122,031	1,968,270
Interest accrued pending collection (Exhibits B, C and D)	31,403	24,645

Less: Allowances (Exhibit J)	32,755	27,187

	2,120,679	1,965,728

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	902,979	924,382
Other (Note 5.b.) (Exhibit E)	588,293	410,171

Less: Allowances (Exhibit J)	5	5

	1,491,267	1,334,548

G. OTHER RECEIVABLES:
Other (Note 5.c.)	3,609,721	2,997,513
Other interest accrued and pending collection	15,592	1,219

Less: Allowances (Exhibit J)	830,324	614,105

	2,794,989	2,384,627

H. PREMISES AND EQUIPMENT (Exhibit F):	4,009,867	3,182,727

I. OTHER ASSETS (Exhibit F):	608,708	878,104

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	3,206	3,476
Organization and development expenses	402,738	312,161

	405,944	315,637

K. SUSPENSE ITEMS:	14,776	11,229

TOTAL ASSETS:	195,663,295	149,073,371

(Cont.)

	09.30.17	12.31.16
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,528,324	2,640,909

Financial sector	115,071	247,891

Non financial private sector and residents abroad	128,241,561	111,763,305

Checking accounts	21,605,854	19,896,819
Savings deposits	61,970,961	42,591,055
Time deposits	38,891,857	35,133,599
Investments accounts	1,112	85,194
Other	5,131,314	13,429,450
Interest and foreign currency exchange differences accrued payable	640,463	627,188

	129,884,956	114,652,105

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	9,215	31,970

Other	9,215	31,970

Banks and International Institutions (Exhibit I)	328,597	636,153
Unsubordinated corporate bonds (Exhibit I)	1,031,053	1,746,166
Amounts payable for spot and forward purchases to be settled	5,860,935	325,111
Instruments to be delivered for spot and forward sales to be settled (Note 12) (Exhibit O)	16,091,379	402,153
Non-deliverable forward transactions balances to be settled (Note 12)	119,244	6,354
Other (Note 5.d.) (Exhibit I)	10,080,691	8,782,285
Interest and foreign currency exchange differences accrued payable (Exhibit I)	36,080	59,948

	33,557,194	11,990,140

N. OTHER LIABILITIES:
Other (Note 5.e.)	4,812,842	4,584,690

	4,812,842	4,584,690

O. ALLOWANCES (Exhibit J):	2,713,302	1,342,954

P. SUSPENSE ITEMS:	56,189	43,447

TOTAL LIABILITIES:	171,024,483	132,613,336

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	24,638,812	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	195,663,295	149,073,371

(Cont.)

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	12.31.16
DEBIT ACCOUNTS

Contingent
Guaranties received	27,573,843	22,489,359
Contra contingent debit accounts	1,592,166	1,104,103

	29,166,009	23,593,462

Control
Receivables classified as irrecoverable	751,854	826,967
Other (Note 5.f.)	314,197,913	232,449,657
Contra control debit accounts	2,652,791	1,686,184

	317,602,558	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions (Note 12)	6,987,789	2,623,708
Interest rate swap (Note 12)	3,925,056	2,251,362
Contra derivatives debit accounts	8,360,116	3,186,904

	19,272,961	8,061,974

TOTAL	366,041,528	266,618,244

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	534,446	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	477,269	264,058
Other guaranties given non covered by debtor classification regulations	67,417	87,776
Other covered by debtor classification regulations (Exhibits B, C and D)	513,034	348,027
Contra contingent credit accounts	27,573,843	22,489,359

	29,166,009	23,593,462

Control
Items to be credited	1,709,494	1,436,763
Other	943,297	249,421
Contra control credit accounts	314,949,767	233,276,624

	317,602,558	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions (Note 12)	8,360,116	3,186,904
Contra credit derivatives accounts	10,912,845	4,875,070

	19,272,961	8,061,974

TOTAL	366,041,528	266,618,244

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	09.30.16
A. FINANCIAL INCOME
Interest on loans to the financial sector	784,168	462,827
Interest on overdraft	2,185,343	2,573,315
Interest on discounted instruments	1,448,391	1,562,056
Interest on real estate mortgage	268,574	302,347
Interest on collateral loans	431,128	450,114
Interest on credit card loans	3,114,015	2,972,642
Interest on other loans	3,836,313	2,965,490
Interest on other receivables from financial transactions	3,115	645
Interest on financial leases	308,276	321,584
Income from secured loans - Decree 1387/01	1,081	29,620
Income from government and private securities	2,341,172	3,236,330
Indexation by benchmark stabilization coefficient (CER)	368,625	478,750
Gold and foreign currency exchange difference	1,370,663	938,074
Other	619,140	448,952

	17,080,004	16,742,746

B. FINANCIAL EXPENSES
Interest on checking accounts	302,093	—
Interest on savings deposits	24,507	25,688
Interest on time deposits	4,423,875	6,048,832
Interest on interfinancial financing (call borrowed)	16,954	23,461
Interest on other financing from financial institutions	238	882
Interest on other liabilities from financial transactions	323,012	402,783
Other interest	1,171	3,243
Indexation by CER	28,788	318
Contribution to the deposit guarantee fund (Note 9)	156,365	200,018
Other	1,166,365	1,070,031

	6,443,368	7,775,256

GROSS INTERMEDIATION MARGIN - GAIN	10,636,636	8,967,490

C. ALLOWANCES FOR LOAN LOSSES	1,136,192	714,103

Carried Forward	9,500,444	8,253,387

(Cont.)

	09.30.17	09.30.16
Brought forward	9,500,444	8,253,387

D. SERVICE CHARGE INCOME
Related to lending transactions	2,523,436	2,413,575
Related to liability transactions	2,746,891	1,808,394
Other commissions	270,985	211,039
Other (Note 5.g.)	1,375,724	1,024,359

	6,917,036	5,457,367

E. SERVICE CHARGE EXPENSES
Commissions	2,988,766	1,988,444
Other (Note 5.h)	929,998	560,211

	3,918,764	2,548,655

F. ADMINISTRATIVE EXPENSES
Payroll expenses	4,990,905	3,824,879
Fees to bank Directors and Supervisory Committee	6,854	5,907
Others profesional Fees	139,343	92,539
Advertising and publicity	293,116	269,847
Taxes	861,204	634,161
Fixed assets depreciation (Exhibit F)	329,371	172,404
Organizational expenses amortization (Exhibit G)	85,743	57,792
Other operating expenses	1,189,216	919,414
Others	1,019,013	639,688

	8,914,765	6,616,631

NET GAIN FROM FINANCIAL TRANSACTIONS	3,583,951	4,545,468

G. OTHER INCOME
Income from long-term investments	530,674	360,765
Punitive interests	28,299	28,225
Loans recovered and reversals of allowances	297,485	179,726
Other (Note 5.i.)	1,682,481	592,073

	2,538,939	1,160,789

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	444	1,617
Charge for uncollectibility of other receivables and other allowances	1,782,420	643,706
Amortization of difference arising from judicial resolutions	6,298	6,967
Depreciation and losses from miscellaneous assets	202	243
Amortization of Goodwill (Exhibit G)	270	30
Other (Note 5.j.)	596,901	112,427

	2,386,535	764,990

NET GAIN BEFORE INCOME TAX	3,736,355	4,941,267

I. INCOME TAX (Note 3)	1,279,000	1,880,000

NET INCOME FOR THE PERIOD (Note 2.3.t))	2,457,355	3,061,267

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	2017							2016
		Non capitalized	Adjustments to
	Capital	contributions	stockholders’	Cummulative
	Stock	Issuance	equity	results		Retained
MOVEMENTS	(1)	premiums	(2)	Legal	Other	earnings	TOTAL	TOTAL
1. Balance at beginning of fiscal year	536,878	182,511	312,979	3,298,517	8,485,478	3,643,672	16,460,035	13,716,363

2. Stockholders’ Meeting held on March 30, 2017 (3)
- Dividends paid in cash	—	—	—	—	—	(911,000)	(911,000)	(900,000)
- Legal Reserve	—	—	—	728,734	—	(728,734)	—	—
- Voluntary reserve for future distributions of income	—	—	—	—	2,003,938	(2,003,938)	—	—
3. Subscription of shares approved by Suscripción Stockholders’ Meeting held on June 13, 2017 (4)	75,782	6,556,640	—	—	—	—	6,632,422	—
4. Net income for the period	—	—	—	—	—	2,457,355	2,457,355	3,061,267

5. Balance at the end of the period	612,660	6,739,151	312,979	4,027,251	10,489,416	2,457,355	24,638,812	15,877,630

(1)	Exhibit K.
(2)	Adjustments to stockolders’ equity refer to Adjustment to Capital Stock.
(3)	On March 30, 2017, BCRA approved by Resolution Nr. 550/17 the distribution of cash dividends. They will be paid on August 10, 2017.
(4)	See Note 1.2.

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	09.30.16
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivelents at the beginning of the fiscal year	49,775,998 (1)	28,459,917 (1)
Cash and cash equivelents at the end of the period	29,132,910 (1)	30,656,270 (1)

(Net Decrease) / net increase in cash and cash equivelents	(20,643,088)	2,196,353

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net (payments) / collections from:
-Government and private securities	(4,229,062)	4,508,349
- Loans	(17,830,928)	(1,574,066)

to financial sector	(3,067,235)	(639,769)
to non-financial public sector	8,520	(72)
to non-financial private sector and residents abroad	(14,772,213)	(934,225)
- Other receivables from financial transactions	(9,313,433)	(222,185)
- Receivables from financial leases	(154,951)	300,660
- Deposits	9,088,498	7,755,011

to financial sector	(132,820)	53,444
to non-financial public sector	(1,121,488)	(1,022,285)
to non-financial private sector and residents abroad	10,342,806	8,723,852
- Other liabilities from financial transactions	4,099,872	(2,047,500)

Financing from financial or interfinancial sector (call borrowed)	—	182,000
Others (except liabilities included in Financing Activities)	4,099,872	(2,229,500)
Collections related to service charge income	6,913,372	5,465,655
Payments related to service charge expense	(3,920,773)	(2,530,295)
Administrative expenses paid	(8,491,971)	(6,291,702)
Organizational and development expenses paid	(107,793)	(100,379)
Net collections from punitive interest	27,855	26,608
Differences from judicial resolutions paid	(6,298)	(6,967)
Collections of dividends from other companies	264,211	441,828
Other generated by collections related to other income and expenses	105,846	610,047

Net cash flows (used in) / generated by operating activities	(23,555,555)	6,335,064

Investment activities

Net payments from premises and equipment (Exhibit F)	(498,303)	(246,706)
Net payments from other assets (Exhibit F)	(480,977)	(683,451)
Payments for purchases of investments in other companies	—	(53,040)
Other payments from investments activities	(251,726)	(113,452)

Net cash flows used in investment activities	(1,231,006)	(1,096,649)

Financing activities

Net payments from:
- Unsubordinated corporate bonds	(715,113)	135,964
- Argentine Central Bank	(22,626)	(17,307)

Other	(22,626)	(17,307)
- Banks and international agencies	(307,556)	(482,416)
Capital contributions	6,632,422	—
Payments of dividends	(911,000)	(1,300,000)
Other payments related to financing activities	(532,654)	(1,378,303)

Net cash flows generated by / (used in) financing activities	4,143,473	(3,042,062)

(Net decrease) / net increase in cash and cash equivalents	(20,643,088)	2,196,353

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2016, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 21)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés”, or the “Entity”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

Since December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 66.55% of its capital stock as of September 30, 2017.

Part of the Bank’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2	Capital stock

As of September 30, 2017 and December 31, 2016 the capital stock amounts to 612,659,638 and 536,877,850 respectively.

The Shareholders’ meeting dated June 13, 2017 approved the increase capital stock by up to pesos ($) 145,000,000 in par value through the issuance of 145,000,000 book-entry ordinary shares entitled to one vote and with $ 1 par value per share and to delegate to the Board of Directors the powers necessary to consummate such capital increase and determine the conditions surrounding issuance.

On July 18, 2017, a resolution was adopted to approve the issuance of 66,000,000 book-entry ordinary shares with par value $ 1 per share and to determine a subscription price of US$ 5.28 per share and US$ 15.85 per each American Depositary Share (ADS), computing the benchmark exchange rate published by the BCRA as of that date ($ 17.0267) for purposes of their payment in pesos. The shares subscribed were paid in on July 24, 2017.

In accordance with the terms of the Share Subscription Agreement, the International Dealers exercised the option to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) on July 26, 2017 at the same issue price. These shares were paid in on July 31, 2017 by computing the above-mentioned benchmark exchange rate.

The Entity intends to use the proceeds from the global offering and the exercise of preemptive rights to be able to seize opportunities for growth within Argentina’s financial market.

1.3	Registration with National Securities Commission (CNV) as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, under Nr. 4 and as a “Settlement and Clearing Agent – Comprehensive”, under Nr. 42.

1.4	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements arise from the accounting books of the Bank and have been prepared in accordance with the rules issued by the Central Bank of Argentina (hereinafter referred to as “BCRA”), which include the provisions informed to the Entity through Resolution Nr. 118/2003 and Memorandum Nr. 6/2017 of the BCRA, issued by the regulator in its capacity as issuer of accounting standards (hereinafter collectively referred to as “accounting standards established by the BCRA”).

2.1	Unit of measurement

In accordance with Decree Nr. 664/03 issued by the Federal Executive, Resolution Nr. 441 issued by the CNV and Communication “A” 3921 of the BCRA, the Bank discontinued the application of the method to restate its financial statements as of March 1, 2003.

Argentina’s professional accounting standards require the application of Technical Resolution Nr. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) (modified by Technical Resolution Nr. 39) which prescribes the accounting recognition of the effects of inflation when the country’s economic environment exhibits certain features. If the restatement of financial statements into constant currency became mandatory, the adjustment is to be applied by taking as a basis the last date when the Entity adjusted its financial statements to reflect the effects of inflation.

As of September 30, 2017, the features determined by Argentina’s professional accounting standards were not exhibited and, therefore, these financial statements have not been restated into constant currency.

2.2	Comparative information

In accordance with the BCRA’s Communication “A” 4667, as amended, the balance sheet and the exhibits that so specify include comparative information as of December 31, 2016, while the statements of income, changes in stockholders’ equity and cash and cash equivalents flow show comparative information as of September 30, 2016.

2.3	Accounting policies

The main accounting policies used in the preparation of the financial statements are as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2017 and December 31, 2016 such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year, respectively. The exchange differences were charged to income (loss) for each period / fiscal year.

b)	Government and corporate securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of September 30, 2017 and December 31, 2016. Differences in listed prices were credited/charged to income for each period / fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of September 30, 2017 and December 31, 2016, these were valued using the amount of initial recognition, plus interest accrued using the internal rate of return.

•	Investments in listed corporate securities representative of equity: they were valued based on current listed prices as of September 30, 2017 and December 31, 2016. Differences in listed prices were charged to income for each period / fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of December 31, 2016, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by the BCRA and the book value in accordance with the provisions in the BCRA’s Communication “A” 5180. They were totally canceled at maturity.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2017 and December 31, 2016, the following receivables and payables have been adjusted to the CER as follows:

•	Federal government secured loans: as of December 31, 2016, they have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Federal Government Secured Bonds due in 2020: they have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	National Treasury Bonds maturing 2020 and 2021: have been adjusted according to CER informed by the BCRA, of 10 (ten) business days prior to the date of expiration of the service of interest or corresponding capital amortization.

•	Loans and deposits of Purchasing Value Units (U.V.A. as they are locally known, according to the initials in Spanish) to be adjusted by application of CER published by the BCRA on the period/fiscal year end-date.

•	Deposits and other assets and liabilities: they have been adjusted considering the CER prevailing as of the closing date of the period or fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions covered by debtor classification regulations, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemental by the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate published by the BCRA for each currency determined on the last business day of the period or fiscal year.

•	Securities: holdings of government and corporate securities and instruments issued by BCRA at fair value and at amortized cost, were valued according to the method described in 2.3.b) as of September 30, 2017 and December 31, 2016.

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2017 and December 31, 2016.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2017 and December 31, 2016.

j)	Receivables from financial leases:

As of September 30, 2017 and December 31, 2016, they were valued at the present value of the sum of the periodical installments and the residual value previously established, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Volkswagen Financial Services Compañía Financiera S.A. and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and voting rights of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

•	Investments in non-controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Prisma Medios de Pago S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 2.3.a).

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

•	Other non-controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned, without exceeding their recoverable value.

m)	Intangible assets:

•	Organization and development expenses: were valued at cost less accumulated amortization calculated in proportion to the months of estimated useful life.

•	Goodwill: corresponds to the difference between the total amount paid and that resulting from calculating the proportion of the capital stock acquired on the equity according to the books of Volkswagen Financial Services Compañía Financiera S.A., at the date of acquisition less the corresponding accumulated amortization calculated in proportion to the estimated useful life months.

n)	Derivative transactions (see Note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each period / fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of September 30, 2017 and December 31, 2016, the repos whose underlying assets are not subject to the volatilities published by the BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each period / fiscal year.

ñ)	Severance payments:

The Bank imputes to results the expenses employee termination at the moment of its payment.

o)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued at the end of each period / fiscal year.

p)	Allowance for other contingencies:

Except as indicated in Note 3 below, in relation to the provision for contingencies required by BCRA through Memorandum Nr. 6/2017, contingency provisions comprise the amounts estimated to cover probable contingencies that, if they occur, would result in a loss for the Entity.

In the case of actions initiated by Consumer Associations for indeterminate amounts related to the collection of certain financial charges, the Entity and its legal advisors have carried out an analysis of said claims, and have responded by rejecting the arguments put forward by said associations, based In the illegitimacy of the claims, the applicable regulations, as well as the terms of prescription in force at the date of filing of the claims. On the basis of this assessment, no material adverse effects are expected in this regard.

q)	Stockholders’ equity accounts:

They are restated as explained in Note 2.1 except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•	As of September 30, 2017 and 2016, accounts accruing monetary transactions: financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc. were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 2.1.

•	Profit/Loss from investments in subsidiaries was computed based on such companies’ income statement adjusted as explained in Note 2.1.

s)	Income tax and Minimum Presumed Income Tax:

•	Income tax

Income tax is recognized by application of the deferred tax method. Pursuant to this method, in addition to the provision for the tax that has been determined as payable for the fiscal year, a deferred tax asset is recognized to reflect the future fiscal effect of the tax loss carryforwards and the temporary differences that are deductible and that stem between the book value and the tax value of assets and liabilities to the extent that they are recoverable, net of deferred tax liabilities.

In this respect, the Entity received a note from the BCRA dated June 19, 2003, whereby it was notified that the criterion it had applied is not admitted by the accounting standards laid down by the regulatory authority. On June 26, 2003, and based on the opinion of its legal advisors, the Entity answered said note pointing out that in the Entity’s opinion, the Argentine Central Bank standards do not prevent the application of the deferred tax method. Resolution Nr. 118/03 of the BCRA’s Superintendency of Financial and Foreign Exchange received on October 7, 2003 confirmed the terms of the above-mentioned note and therefore, as from that date, the Entity raised a provision equivalent to the net balance of the deferred tax asset.

Note 3 to these financial statements provides a detail of current and deferred tax as of September 30, 2017 and December 31, 2016 as well as of the criteria applied to determine the charge assessed for the fiscal year ended on December 31, 2016.

•	Minimum Presumed Income Tax

Minimum Presumed Income Tax has been established for the fiscal years ended as from December 31, 1998 by Law Nr. 25,063 for a term of ten fiscal years. At present, after a number of successive term extensions, this tax shall be in force until December 31, 2019. Minimum Presumed Income Tax supplements Income Tax: whilst Income Tax is imposed on taxable income for a given fiscal year, Minimum Presumed Income Tax is a minimum levy imposed on the potential income yielded by certain productive assets at a rate of 1% in a manner such that the Entity’s tax liability will coincide with the higher of both tax charges. This law prescribes, in the case of entities governed by the Law of Financial Institutions, that 20% of their taxed assets after having deducted from those the assets defined as non-computable must be considered as taxable basis for the tax. This notwithstanding, if in a given fiscal year, Minimum Presumed Income Tax were to exceed Income tax, this excess may be computed as a partial payment towards total payment of any excess of Income Tax that might arise in any of the following ten fiscal years once tax loss carryforwards have run out.

As of September 30, 2017 and as of December 31, 2016, the Entity did not raise any provision for Minimum Presumed Income Tax because this tax did not exceed Income tax at the end of the period/fiscal year.

t)	Earning per share:

As of September 30, 2017 and 2016, the Bank calculated the earning per share on the basis of 612,659,638 and 536,877,850 ordinary shares of $1 par value each, respectively. The net income for periods ended on those dates are as follows:

	09-30-2017	09-30-2016
Net income for the period	2,457,355	3,061,267
Earning per share for the period – (stated in pesos)	4.01	5.70

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the period or fiscal year. Actual profit/loss may differ from such estimates.

3.	INCOME TAX

As of September 30, 2017 and as of December 31, 2016, the Entity has recognized a deferred tax asset, net equivalent to 776,200 and 556,100 respectively in “Other receivables – Other”, thus booking an allowance for an equivalent amount as of each date according to the following detail:

	09.30.2017	12.31.2016
Deferred tax asset	1,193,500	911,400
Deferred tax liabilities	(417,300)	(355,300)

Total deferred tax asset, net (Note 5.c))	776,200	556,100

Allowance as per Resolution Nr. 118/03 of the BCRA	(776,200)	(556,100)

In recording this allowance, the Entity is deviating from the Professional Accounting Standards in force (See Note 4.b)).

Besides, the current tax assessed at September 30, 2017 and 2016 amounts to 1,279,000 and 1,880,000 respectively and it is recognized in “Income tax” in the Statement of Income with the counter-balancing entry being under “Other Liabilities – Income Tax payable” net of advances for 396,140.

•	Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016

On May 10, 2017, on the basis of related legal precedents, the Entity approved the filing of a petition for the courts to declare Section 39 of Law Nr. 24,073, Section 4 of Law Nr. 25,561 and Section 5 of the Argentine Executive Branch’s Decree 214/02 as well as all other provisions prohibiting the applicability of the inflation adjustment mechanism prescribed by Law Nr. 20,628, as amended, to be unconstitutional in the light of the confiscatory effect that these provisions entail in this specific case. The Entity therefore filed its Income tax return for fiscal 2016 having applied restatement mechanisms in its preparation.

The net impact of this measure is an adjustment for purposes of Income Tax determined in connection with the fiscal year ended on December 31, 2016 for 1,185,800 booked in “Other Income – Other” as of September 30, 2017 (See Note 5.i)).

Pursuant to Memorandum Nr. 6/2017 dated May 29, 2017, the BCRA, in its capacity as issuer of accounting standards, requested the Entity to book a provision for contingencies in the relevant caption under Liabilities equivalent to the income booked on the following grounds: “the re-calculation of income tax by application of the inflation adjustment is not contemplated by the BCRA’s accounting standards” without judging the decisions made by the Entity’s corporate governance bodies or the rights to which the Entity could be entitled in the action filed.

In response to this Memorandum, the Entity filed its respective defenses ratifying its position and providing the background information surrounding the accounting entry. This notwithstanding, the Entity posted the requested allowance specifically fulfilling the Argentine Central Bank’s request in “Allowance for other contingencies” – under Liabilities and in “Other expenses – Charge for uncollectibility of other receivables and other allowances” in the Statement of Income.

As a result of the evaluation conducted and on the basis of the opinion rendered by its legal and tax advisors, the Entity considers that the chances of obtaining at the ultimate judicial instance a court decision in support of a method to calculate income tax for this fiscal period that includes an adjustment recognizing the effects of inflation are much higher than a judgment that disallows such adjustment in view of the confiscation inherent in the tax rate derived from non-application of the inflation adjustment.

Therefore, the fact that the Entity has posted an entry consisting in an allowance for contingencies in the manner requested by the BCRA results in a deviation from the professional accounting standards in force (See Note 4.a)).

•	Income tax – motions for refund of amounts paid for fiscal years 2013, 2014 and 2015

In connection with the fiscal years 2013, 2014 and 2015, the Entity determined income tax without applying the adjustment to recognize the effects of inflation for tax purposes, which led to the payment of excess taxes for 264,257, 647,945 and 555,002 in those periods.

On the basis of the arguments presented in the preceding paragraph, on November 19, 2015 a prior administrative claim for a repetition was filed with the administrative authorities in connection with the periods 2013 and 2014. On September 23, 2016 a complaint was filed with the courts for both periods in view of the administrative authorities’ failure to answer.

Besides, on April 4, 2017, a petition was filed for a repetition of the excess tax paid for fiscal year 2015.

As of the date of these financial statements, the tax authorities had not yet released a response to the motions lodged.

In compliance with Professional Accounting Standards in force, the Entity does not carry any assets in connection with the contingent assets stemming from the motions lodged.

4.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Entity has prepared these financial statements by application of the accounting standards laid down by the BCRA, which do not contemplate some of the valuation criteria that are an integral part of the Argentine Professional Accounting Standards.

The main differences between the accounting standards established by the BCRA and the Professional Accounting Standards are detailed below:

a)	Allowance for contingencies according to Memorandum Nr. 6/2017 of the BCRA:

As set forth in Note 3, the recognition of an allowance for contingencies equivalent to the inflation adjustment for tax purposes applied in assessing income tax for fiscal 2016 is a deviation from the argentine professional accounting standards.

For argentine professional accounting standards to be enforced, the above-mentioned allowance should be reversed, which would lead to an increase in income equivalent to 1,185,800 as of Septenmber 30, 2017.

b)	Allowance for deferred tax asset, net as per the BCRA’s Resolution Nr. 118/03:

In accordance with argentine professional accounting standards (Technical Resolution Nr. 7), and as detailed in Note 3 above, the Entity recognizes income tax by application of the deferred tax method recognizing the respective deferred tax asset in “Other receivables – Other” for 776,200 and 556,100 as of September 30, 2017 and December 31, 2016, respectively.

This notwithstanding, in compliance with Resolution Nr. 118/03 handed down by the BCRA’s Superintendency of Financial and Foreign Exchange, the Entity books an allowance equivalent to the total amount of the deferred tax asset recognized at the end of the period/fiscal year, which deviates from the argentine professional accounting standards.

For argentine professional accounting standards to be enforced, the above-mentioned allowance should be reversed, which would lead to an increase in income equivalent to 220,100 as of September 30, 2017 and 309,200 as of September 30, 2016.

c)	Derivative financial instruments

As explained in Notes 2.3.n) and 12, at September 30, 2017 and at December 31, 2016, the Entity recorded the effects of interest rate swap agreements in the manner prescribed by the BCRA. If the Entity had booked them in the manner prescribed by argentine professional accounting standards, the Entity’s shareholders’ equity would have decreased by 39,246 and 33,966, as of September 30, 2017 and December 31, 2016, respectively. Besides, the effect on the income/(loss) for the periods ended on September 30, 2017 and 2016 would have been 5,280 (loss) and 19,879 (income), respectively.

d)	Other differences with argentine professional accounting standards:

If Argentine Professional Accounting Standards were enforced in the manner detailed above, the value of “Investments in other companies” would rise by 136,900 and 92,654 as of September 30, 2017 and December 31, 2016, respectively, which would in turn entail an increase in income of 44,246 and 21,169 as of September 30, 2017 and 2016, respectively, in accordance with the following detail:

•	PSA Finance Argentina Cía. Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and Rombo Compañía Financiera S.A. determine income tax by application of the tax rate in force over the estimated taxable income without considering the effect of temporary differences between the book value of assets and liabilities and their taxable bases. In accordance with argentine professional accounting standards, a deferred tax asset should be recognized to the extent that the reversal of temporary differences results in a future decrease in the taxes assessed. In addition, unused tax loss carryforwards or tax credits that are not apt to be deducted from future taxable income should be recognized as deferred tax assets, to the extent their recovery is likely.

•	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. and Rombo Compañía Financiera S.A. to car dealerships for placement of lines of credit with companies and with the public in general for purchases and sales of cars which, according to the rules of the BCRA are written off as losses should be accrued during the effective term of the loans originated by such dealerships in the manner required by argentine professional accounting standards.

•	PSA Finance Argentina Cía. Financiera S.A. and Rombo Compañía Financiera S.A. recorded the effects of interest rate swap agreements in the manner prescribed by the BCRA, which differs from argentine professional accounting standards.

5.	BREAKDOWN OF MAIN CAPTIONS

The breakdown of the items included under “Other” captions which exceed 20% of the total amount of each account is as follows:

a)	LOANS

	09-30-2017	12-31-2016

Loans for prefinancing and export financing	19,793,896	8,486,700
Other fixed-rate financial loans	5,270,679	2,864,825
Loans to financial entities abroad	3,588,006	1,674,658
Loans granted under “credit lines for production and financial inclusion”	1,716,161	1,936,170
Syndicated loans in US dollars	865,915	—
Other	1,016,564	875,931

Total	32,251,221	15,838,284

b)	INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	300,136	268,871
In other non-controlled companies- unlisted	171,226	109,981
In non-controlled companies-supplementary activities	116,931	31,319

Total	588,293	410,171

c)	OTHER RECEIVABLES

Guarantee deposits	1,206,426	1,120,490
Deferred tax asset (Note 3)	776,200	556,100
Miscellaneous receivables	557,884	549,189
Prepayments	532,879	403,433
Loans to personnel	375,661	174,371
Dividends to collect societies Art. 33 General Law of Companies	110,000	—
Balance in favor of taxes	42,451	58,900
Advances to personnel	5,581	118,544
Other	2,639	16,486

Total	3,609,721	2,997,513

d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

	09-30-2017	12-31-2016
Accounts payable for consumption	5,276,434	4,724,388
Collections and other operations for the account of third parties	1,901,814	1,569,700
Other withholdings and collections at source	1,304,138	1,319,998
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	728,217	386.851
Money orders payable	470,881	538,216
Social security payment orders pending settlement	204,232	14,945
Pending Banelco debit transactions	115,587	147,393
Other	79,388	80,794

Total	10,080,691	8,782,285

e)	OTHER LIABILITIES

Miscellaneous payables	1,822,935	1,245,451
Accrued salaries and payroll taxes	968,231	960,551
Income tax payable (Note 3)	882,860	1,066,172
Amounts collected in advance	718,156	947,619
Accrued taxes	419,363	361,477
Other	1,297	3,420

Total	4,812,842	4,584,690

f)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	146,479,924	109,426,399
Securities representative of investments in custody safekeeping on behalf of the “Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic”	130,878,998	101,831,865
Securities in custody common investment funds (Note 13.2)	22,240,674	7,902,234
Checks not yet credited	12,108,816	9,756,237
Collections items	1,208,192	1,264,327
Checks drawn on the Bank pending clearing	946,258	1,125,465
Cash in custody on behalf of the BCRA	60,000	920,400
Other	275,051	222,730

Total	314,197,913	232,449,657

g)	SERVICE CHARGE INCOME

	09-30-2017	09-30-2016
Commissions for hiring of insurances	493,300	461,996
Rental of safe-deposit boxes	245,975	170,750
Commissions on debit and credit cards	233,976	142,304
Commissions for loans and guaranties	103,883	19,273
Commissions for capital market transactions	41,669	24,397
Commissions for transportations of values	38,231	36,540
Commissions for escrow	35,151	37,727
Other	183,539	131,372

Total	1,375,724	1,024,359

h)	SERVICE CHARGE EXPENSES

Turn-over tax	491,750	371,920
Debtor balance for life insurance	278,701	7,527
Insurance paid on lease transactions	149,654	145,931
Other	9,893	34,833

Total	929,998	560,211

i)	OTHER INCOME

Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016 (Note 3) (1)	1,185,800	—
Deferred income tax (1)	220,100	309,200
Income from the Credit Card Guarantee Fund	85,046	119,723
Tax recovery	79,722	39,945
Related parties expenses recovery	71,699	46,091
Interest on loans to personnel	17,645	20,423
Other	22,469	56,691

Total	1,682,481	592,073

(1)	Offset against the same amount booked in “Other expenses – Charge for uncollectibility of other receivables and other allowances” pursuant to the provisions under Resolution Nr. 118/2003 and the Memorandum 6/2017 of the BCRA.

j)	OTHER EXPENSES

	09-30-2017	09-30-2016
Insurance losses	68,813	20,687
Private health insurance for former employees	22,201	12,916
Donations	19,945	16,168
Turn-over tax	14,370	14,350
Expense from the Credit Card Guarantee Fund	2,456	5,555
Other (1)	469,116	42,751

Total	596,901	112,427

(1)	This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to the Administración Federal de Ingresos Públicos (“AFIP”) that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22,016, the Entity would start applying the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

According to the requirements of the Communication “A” 5689 as amended of the BCRA the Bank details below the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by BCRA, of which the Bank has been notified:

Administrative Proceedings commenced by the BCRA

•	“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under Nr. 3511, File Nr. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4539, File Nr. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a commercial aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court Nr. 3, Criminal Division, of the City of Mar del Plata, under File Nr. 16.377/2016. On June 21, 2017 the court sought to obtain further evidence at its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges pressed in the Case File Nr. 18.398/05 Summary Proceedings Nr. 4539 have been subject to any change.

•	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4524, File Nr. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court Nr. 1, Criminal department of the city of Mendoza, File Nr. 23,461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Justice of Comodoro Rivadavia and Mar del Plata, to certify the causes that are said to be related in terms of procedural object, imputed and legal qualification. The Federal Justice of Comodoro Rivadavia answered the letter partially while the Federal Justice of Mar del Plata has not done so at the date of issuance of these financial statements.

•	“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under Nr. 5406, File Nr. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the BCRA must send the file to Salta’s Federal Court.

•	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under Nr. 6684, File Nr. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2017 and December 31, 2016, there are Bank’s assets, which are restricted as follows:

a)	The Government and Corporate securities account includes, as of December 31, 2016, 227,946 in Argentine Treasury Bonds with CER adjustment in pesos maturing in 2021. They were allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)	The Bank held 36,814 and 41,997, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank held 30,540 and 45,717, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also held accounts, deposits and trusts for 2,347,698 and 2,049,102, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES RELATED AND PARENT COMPANIES (ART. 33 OF GENERAL COMPANIES LAW)

Balances as at September 30, 2017 and December 31, 2016, for transactions with subsidiaries, associates and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2017	2016	2017	2016	2017	2016
BBVA	1,618,180	404,352	1,448,005	272,941	29,223,722	22,899,657
BBV América S.L.	—	—	—	—	18,935,671	14,695,665
BBVA Francés Valores S.A.	35	12	205	215	76,597	23,057
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3	3	628	154	28,331	29,762
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	2,787	1,580	16,362	16,843	176,965	133,902
BBVA Consolidar Seguros S.A.	18,464	14,991	7,300	7,009	16,896	45,931
PSA Finance Argentina Cía. Financiera S.A.	1,346,153	694,416	8,413	6,107	471,011	271,001
Volkswagen Financial Services Compañía Financiera S.A.	2,958,245	1,014,120	29,955	32,847	—	—
Rombo Compañía Financiera S.A.	697,260	465,463	7,599	10,656	1,669,628	816,278

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law Nr. 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96 and 1127/98 and BCRA’s Communication “A” 5943.

Such law provided for the creation of the company “Seguros de Depósitos Sociedad Anónima” (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

SEDESA was incorporated in August 1995 and the Bank holds a 9.1520 % interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions are required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of September 30, 2017 and December 31, 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of September 30, 2017 and December 31, 2016.

In addition, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets totaled 161,454 and 152,337 as of September 30, 2017 and December 31, 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the establishment of a program (the “Program”) for the issuance and re-issuance of ordinary corporate bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption did not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the corporate bonds outstanding as of September 30, 2017 and December 31, 2016:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50 % per annum	Quarterly

Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08 % per annum	Quarterly

Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + nominal 2,40% per annum	Quarterly

Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + nominal 3,23% per annum	Quarterly

Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + nominal 2,75% per annum	Quarterly

Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + nominal 3,50% per annum	Quarterly

The issued corporate bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 11, 13 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Classes 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement corporate bonds Class 8.

As of September 30, 2017 and December 31, 2016, the outstanding principal and accrued interest amounts to 1,060,593 (in connection with Classes 13, 18, 19, 20, 21 and 22 of the corporate bonds) and 1,798,353 (in connection with Classes 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the corporate bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2017:

a)	Interest rate swaps for 2,929,517 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 976,128 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.)

The estimated fair value of said instruments amounts to 46,006 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 3,905,645. The balances receivable for 2,826 is recorded under “Other Receivables from Financial Transactions – Non deliverable forward transactions balances to be settled”, while the balances payable for 9,586 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

b)	Interest rate swap for 19,411 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 19,411.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in pesos, maturing within a period not exceeding 1 year, for 6,987,789 and 8,360,116, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. The balances receivable for 83,862 is recorded under “Other Receivables from Financial Transactions - Non deliverable forward transactions balances to be settled”, while the balances payable for 109,658 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.2.).

As of September 30, 2017 and 2016, they have generated a loss of 20,515 and a gain of 235,320, respectively.

d)	Forward sales of BCRA Bills under repurchase agreements for 590,875 and Government Securities for 9,174,216, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”. Also included are two repurchase agreements entered into over Government securities denominated in US Dollars falling due in 2024 for 8,918,023 conducted in August and September 2017 with the Argentine Republic for a total of US$ 250,000,000.

These transactions have been valued by application of the method described in Note 2.3.g).

As of September 30, 2017 and 2016, these transactions have resulted in income for 352,159 and 62,869, respectively.

e)	Forward purchase transactions in connection with reverse repurchase agreements over the Argentine Central Bank’s bills in the amount of 1,383,410, which have been posted in the caption Other receivables from financial transactions – Securities to be received for spot purchases to be settled and in the forward modality”.

These transactions have been valued in accordance with the description in Note 2.3.g).

As of September 30, 2017 and 2016, they have generated a loss of 72,520 and 92,074, respectively.

II.	Transactions as of December 31, 2016:

a)	Interest rate swaps for 1,984,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.).

The estimated fair value of said instruments amounts to 28,167 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 2,227,278. The balance receivable for 6,817 is booked as “Other receivables from financial transactions - Balances pending settlement from forward transactions without delivery of the underlying asset” whilst the balance payable for 1,018 is booked in “Other obligations from financial transactions- Balances pending settlement from forward transactions without delivery of the underlying asset”

b)	Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 24,084.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in pesos, maturing within a period not exceeding 1 year, for 2,623,708 and 3,186,904, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. The balance receivable, for 29,077 is booked in “Other receivables from financial transactions - Balances pending settlement from forward transactions without delivery of the underlying asset” whilst the balance payable, for 5,336 is booked in “Other obligations from financial transactions- Balances pending settlement from forward transactions without delivery of the underlying asset”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.2.).

d)	Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g).

e)	Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g).

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1    Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 22,500 and the minimum of liquid assets required by those rules would be 11,250. This amount comprises National Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of September 30, 2017 and December 31, 2016, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by the CNV.

13.2    The Bank’s operations as Mutual Funds’ Custodian Agent:

As of September 30, 2017 and December 31, 2016, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Bonos Argentina”, “FBA Renta Pesos”, “FBA Renta Fija Dólar”, “FBA Renta Fija Dólar Plus”, “FBA Calificado”, “FBA Acciones Argentinas”, “FBA Renta Mixta”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Renta Pesos Plus”, “FBA Horizonte Plus”, “FBA Bonos Globales” and “FBA Renta Fija Plus (ex FBA Commodities)” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, treasury bills issued by the government of the City of Buenos Aires, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 22,240,674 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITY AS OF
INVESTMENT FUND	09-30-2017	12-31-2016
FBA Ahorro Pesos	15,025,429	11,269,857
FBA Bonos Argentina	5,594,337	2,793,125
FBA Renta Fija Dólar	3,996,708	—
FBA Renta Pesos	3,852,826	2,609,965
FBA Renta Fija Dólar Plus	3,746,221	—
FBA Calificado	514,012	393,708
FBA Acciones Argentinas	406,225	35,594
FBA Horizonte	309,938	252,402
FBA Renta Mixta	282,748	9,055
FBA Acciones Latinoamericanas	254,701	101,400
FBA Horizonte Plus	66,276	—
FBA Renta Fija (Ex FBA Commodities)	54,077	—
FBA Renta Pesos Plus	11,317	10,083
FBA Bonos Globales	310	282

Total	33,845,125	17,475,471

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with the provisions of current regulations on “ Distribution of results” of the BCRA, for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the BCRA’s Superintendency of Financial and Foreign Exchange in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following are the items computed for compliance with the minimum cash requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2017 and December 31, 2016:

	09-30-17	12-31-16
COMPUTABLE COMPLIANCE IN PESOS

BCRA Checking Account	8,000,000	12,233,321
Special Guarantee Accounts	858,261	838,156
BCRA Special social security accounts	165,562	—

TOTAL	9,033,823	13,071,477

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

BCRA Checking Account	8,673,897	18,836,268
Special Guarantee Accounts	100,829	76,431

TOTAL	8,774,726	18,912,699

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Checking Account	226,227	160,628

TOTAL	226,227	160,628

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, details of the items that the Bank considers to be cash and cash equivalents are shown below:

	09-30-17	12-31-16	09-30-16	12-31-15
a) Cash and due from banks	27,792,210	48,070,998	30,208,270	27,942,617
b) Loans to financial sector, call granted maturity date less than three months	1,340,700	1,705,000	448,000	517,300

CASH AND CASH EQUIVALENTS	29,132,910	49,775,998	30,656,270	28,459,917

Loans to the financial sector and call granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

The CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN

In the framework of the BCRA Communication “A” 5541 dated February 12, 2014, which set forth that the institutions within the scope of the Law of Financial Institutions were to converge towards the International Financial Reporting Standards (IFRS) for application to the preparation of financial statements for the fiscal years starting as from January 1, 2018, the Entity has filed with the BCRA a reconciliation of its main assets and liabilities under the IFRS as adopted by the BCRA (IFRS BCRA) as of December 31, 2015, June 30, 2016 and December 31, 2016 together with the relevant external auditor’s special report in each case. These reconciliations were issued solely to be used by the BCRA in its role as supervisory and regulatory authority. Therefore, they are not information in the public domain.

BCRA Communication “A” 6114 issued by BCRA on December 12, 2016 set forth that IFRS were to be applied as from the fiscal years starting as from January 1, 2018 with an only temporary exception, namely, paragraph 5.5, Impairment of value under IFRS 9, establishing certain clarifications and requirements in the implementation process that make up, overall, the IFRS adopted by the BCRA (IFRS BCRA). Lastly, pursuant to the Communications “A” 6323 and 6324, BCRA defined the minimum chart of accounts and the provisions to be applied in the preparation and presentation of financial institutions’ financial statements, respectively.

As of the date of these financial statements, the Entity continues to work on the process to converge towards the IFRS BCRA, with the respective adjustments in systems and processes. Therefore, the items and figures contained in the reconciliation included in this note might change and it is only when the consolidated financial statements for fiscal 2018 when the IFRS BCRA are applied for the first time that they will be considered to be final, with the scope defined by the BCRA in the Communications “A” 6114, 6324 and supplementary regulations.

To satisfy the requirements imposed by the BCRA in its Communication “A” 6206 on March 21, 2017, a reconciliation of balances as of September 30, 2017 with the accounting framework established by the IFRS BCRA is presented below applying to such purpose the presentation guidelines defined by the regulatory authority which differ from those contained in the IFRS.

According to the requirements imposed by IFRS 1 - First-time Adoption of International Financial Reporting Standards, the Entity has elected to use the option set forth in Appendix D Paragraph 5 in connection with the adoption of fair value (market value) of real estate assets as the deemed cost as of January 1, 2017. To that end, the Entity hired the services of independent professional appraisers who conducted on-site valuations in each one of the properties owned by the Entity.

Reconciliation of balances with the accounting framework for convergence towards IFRS:

a)	Individual Information

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Assets
Cash and due from banks	27,792,210	—	27,792,210
Government and private securities	30,032,983	(8,108,798)	21,924,185
Loans	107,046,356	(344,499)	106,701,857
Other receivables from financial transactions	19,345,516	(1,695,505)	17,650,011
Receivables for financial leases	2,120,679	—	2,120,679
Investment in other companies	1,491,267	244,014	1,735,281
Other receivables	2,794,989	(2,278)	2,792,711
Premise and equipment	4,009,867	4,509,800	8,519,667
Other assets	608,708	51,125	659,833
Intangible assets	405,944	—	405,944
Suspense items	14,776	—	14,776

	195,663,295		190,317,154

Liabilities
Deposits	129,884,956	(44,415)	129,840,541
Other liabilities for financial transactions	33,557,194	(9,718,161)	23,839,033
Other Liabilities	4,812,842	362,442	5,175,284
Allowances	2,713,302	(1,185,800)	1,527,502
Suspense items	56,189	—	56,189

	171,024,483		160,438,549

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS BCRA Adjustment	IFRS BCRA Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	22,181,457	—		22,181,457
Other Comprehensive Income		136,330	(125,029)	11,301
Unappropriated retained earnings	2,457,355	3,820,809	1,408,232	7,685,847

	24,638,812			29,878,605
Equity attributable to minority interests				—

	24,638,812			29,878,605

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Income for the period
Financial income	17,080,004	(40,132)	17,039,872
Financial expenses	6,443,368	—	6,443,368
Alloances for loan losses	1,136,192	—	1,136,192
Service charge income	6,917,036	325,504	7,242,540
Service charge expense	3,918,764	22,061	3,940,825
Administrative expenses	8,914,765	108,385	9,023,150
Other	152,404	1,196,160	1,348,564
Income Tax	1,279,000	(56,597)	1,222,403
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets
Accumulated actuarial gains/losses from Post-employment benefits - defined contribution plans
Foreign exchange gains/(losses) on the conversion of financial statements
Income/(loss) on hedging instruments - Cash flow hedges
Income/(loss) on hedging instruments - Hedge for Net investment in a foreign entity
Income or loss on financial instruments at Fair Value Through
Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)		(125,029)	(125,029)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9

Total comprehensive income for the period	2,457,355	1,282,654	3,740,009

b)	Consolidated information

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Assets
Cash and due from banks	27,947,332	—	27,947,332
Government and private securities	30,376,295	(8,108,798)	22,267,497
Loans	111,676,199	(343,655)	111,332,544
Other receivables from financial transactions	19,387,164	(1,695,731)	17,691,433
Receivables for financial leases	2,213,865	—	2,213,865
Investment in other companies	600,609	93,981	694,590
Other receivables	2,754,618	46,762	2,801,380
Premise and equipment	4,028,276	4,679,003	8,707,279
Other assets	649,411	51,125	700,536
Intangible assets	407,765	(118)	407,647
Suspense items	15,378	—	15,378

	200,056,912		194,779,481

Liabilities
Deposits	129,947,789	(44,415)	129,903,374
Other liabilities for financial transactions	36,514,712	(9,728,257)	26,786,455
Other Liabilities	5,509,016	409,432	5,918,448
Allowances	2,802,465	(1,184,157)	1,618,308
Subordinated obligations	—	—,—	—,—
Suspense items	56,351	—,—	56,351
Non-controlling interests	587,767	30,173

	175,418,100		164,282,936

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS BCRA Adjustment	IFRS BCRA Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	22,181,457	—	—	22,181,457
Other Comprehensive Income		136,330	(125,029)	11,301
Unappropriated retained earnings	2,457,355	3,820,809	1,407,683	7,685,847

	24,638,812			29,878,605
Equity attributable to minority interests				617,940

	24,638,812			30,496,545

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Income for the period
Financial income	17,245,335	(42,309)	17,203,026
Financial expenses	6,772,942	(10,322)	6,762,620
Alloances for loan losses	1,183,368	—	1,183,368
Service charge income	8,040,324	330,748	8,371,072
Service charge expense	4,053,544	22,061	4,075,605
Administrative expenses	9,086,157	110,746	9,196,903
Other	(217,488)	1,227,811	1,010,323
Income Tax	1,514,805	(13,918)	1,500,887
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets			—
Accumulated actuarial gains/losses from Post-employment benefits - defined contribution plans			—
Foreign exchange gains/(losses) on the conversion of financial statements			—
Income/(loss) on hedging instruments - Cash flow hedges			—
Income/(loss) on hedging instruments - Hedge for Net investment in a foreign entity			—
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)		(125,029)	(125,029)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9			—

Total comprehensive income for the period	2,457,355	1,282,654	3,740,009

Presented below are the causes, by caption, that originated the respective adjustments due to the application of the accounting framework for convergence towards the IFRS:

Caption	Reasons for IFRS adjustment
Assets
Government and corporate securities

In accordance with its business model and the contractual conditions surrounding its financial assets, the Entity decided to carry its portfolio of securities as managed by its Assets and Liabilities Committee at fair value with fair value changes recognized in Other Comprehensive Income. This portfolio includes government securities, instruments issued by the BCRA and Treasury Bills measured, according to the rules of the BCRA, at fair market value and/or costs plus yield. Likewise, the Entity has measured at fair value through changes in profit and loss its portfolio of securities managed by the Treasury which, according to the rules of the BCRA is carried at cost plus yield. The effect on the Balance Sheet and on the Statement of Income entails an increase of 440 and a decrease of 22,513 respectively, both at the stand-alone and consolidated levels.

In addition, and in accordance with the provisions under the IFRS 9, Financial Instruments, transactions involving repurchase agreements and reverse repurchase agreements do not meet derecognition criteria as there is no “substantial transfer of risks and rewards”. Therefore, the Entity engaged in a reclassification (the Entity applied de-recognitions of repurchase agreements or recognitions of reverse repurchase agreements) at the listed

Caption	Reasons for IFRS adjustment
Loans

value of the instruments issued by the BCRA and of government securities as of September 30, 2017 that are applied to repurchase agreements and reverse repurchase agreements for a value of 8,381,601 both at the stand-alone and at the consolidated levels.

In a manner similar to that indicated in the previous paragraph, the Entity proceeded to reclassify (deregister) the listed value of the securities taken out for lease at the end of the period for a value of 44,415 both individually and as a consolidated amount.

Likewise, the Entity reclassified and adjusted to fair value unlisted corporate bonds managed according to a business model whose aim is attained by selling these corporate bonds. Such reclassification amounted to 148,404, both at the stand-alone and at the consolidated levels. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 2,478 and 987, respectively both at the separate and at the consolidated levels.

The Entity reclassified the instruments issued by the BCRA that are used as a guarantee (M.A.E. and ROFEX), which, according to the accounting standards issued by the BCRA are within the caption Other receivables from financial transactions, for an amount of 170,932, both at the separate and at the consolidated levels.

According to the IFRS, when it comes to the application of the effective interest rate method to assets and liabilities valued at amortized cost, the Entity must identify those commissions that are an integral part of said financial instruments and book them as an adjustment to the effective interest rate thus amortizing them throughout the expected life of the instrument.

In turn, BCRA rules determine that such commissions should be recognized in profit or loss as soon as the financial asset and/or liability are originated.

In the light of this situation, the adjustment determined by the Entity, both at the stand-alone and at the consolidated levels, reflects the balance not yet accrued.

Adjustments that write the asset down reflect the commissions collected (commissions collected on credit cards, commissions collected on foreign trade operations) that are an integral part of the financial instrument that was recognized at the time of origination (according to the BCRA rules) and which must be deferred throughout the remaining life of said instrument. The opposite is true for adjustments that increase the value of the asset as those reflected all the commissions paid (commissions paid to car dealers for the grant of secured loans) that are an integral part of the financial instrument that was recognized at the time of origination (according to the BCRA rules) and which must be deferred throughout the remaining life of said instrument.

The effect on the Balance Sheet and on the Statement of Income entails a decrease of 344,499 and an increase of 356,663, respectively, at the separate level. At the consolidated level, in turn, it implies a decrease of 343,655 and an increase of 356,315, respectively.

Caption	Reasons for IFRS adjustment
Other receivables from financial transactions

The valuation of an interest rate swap at the t moment (the date of the valuation) is the net difference between the sum of future payment flows throughout the life of the transaction, temporarily discounted as of such t moment. The calculation of variable future flows takes into account the forward interest rates that are inherent in a zero coupon ARS curve. The effect on the Balance Sheet and on the Statement of Income entails a 10,342 increase and a decrease of 7,908, respectively, at the separate level. At the consolidated level, in turn, it implies an increase of 10,116 and a decrease of 5,017, respectively.

Additionally, and in accordance with the provisions under the IFRS 9, Financial Instruments, operations involving reverse repurchase agreements are not eligible for derecognition because there is no such thing as a “substantial transfer of risks and rewards”. Therefore, the Entity engaged in a reclassification (via a de-recognition) of the balance of Forward purchases for the listed value of government securities as of September 30, 2017 that had been applied to reverse purchase agreement transactions for an amount of 1,383,410 both at the separate and at the consolidated levels.

Likewise, the Entity reclassified those unlisted negotiable obligations managed according to a business model whose aim is attained by selling these negotiable obligations for an amount of 62,504, both at the separate and at the consolidated levels.

The Entity reclassified the instruments issued by BCRA that are used as a guarantee (M.A.E. y ROFEX), for a value of 170,932, both at the separate and at the consolidated levels.

Investment in other companies

An adjustment has been booked owing to the recognition of the IFRS adjustments in those subsidiaries and entities in which the Entity exerts significant influence (Rombo Compañía Financiera S.A., PSA Finance, Volkswagen Financial Services, BBVA Francés Valores, BBVA Francés Asset Management and Consolidar AFJP (undergoing liquidation proceedings)). The effect on the Balance Sheet and on the Statement of Income entails an increase of 228,605 and a decrease of 4,900, respectively, at the separate level. At the consolidated level, in turn, it implies an increase of 78,572 and an increase of 25,144, respectively.

Additionally, Prisma Medio de Pagos’ Shareholders’ equity has been taken into consideration after IFRS BCRA adjustments to the BCRA. The effect on the Balance Sheet and on the Statement of Income entails a 15,409 increase, both at the separate and at the consolidated levels.

Other receivables	In those cases in which the Entity has paid amounts associated to the amparo actions for the protection of constitutional rights filed by Entity clients in connection with government securities and mutual fund units held in escrow at the Entity, these amounts were capitalized and depositors’ custody accounts were blocked. Paragraph 21 of the International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets must not be recognized in financial statements. However, in those cases in which there is the possibility of an

Caption	Reasons for IFRS adjustment

inflow of economic benefits to the entity, these assets must be disclosed in the notes to the financial statements. BBVA Francés Asset Management is in a situation similar to that described for the Entity. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 2,278 and a decrease of 149, respectively, at the separate level. At the consolidated level, in turn, it implies a decrease of 4,534 and an increase of 11,053, respectively.

The Entity recognized the effect of deferred tax (deferred tax asset, net) in the manner prescribed by IAS 12 Income Tax. The effect on the Balance Sheet and on the Statement of Income entails an 37,474 increase and an increase of 37,474, respectively, at the consolidated level.

An adjustment is booked, in turn, for commissions (according to the method disclosed in Loans in connection with the effective interest rate) for our subsidiary PSA Finance. The effect on the Balance Sheet and on the Statement of Income entails an 13,822 increase and an increase of 5,592, respectively, at the consolidated level.

Premises and equipment

The Entity has chosen to use fair value (market value) as a deemed cost as of January 1, 2017 for the real estate it owns. The effect on the Balance Sheet, in Other Comprehensive Income and in the Statement of Income entails an increase of 4,509,800, an increase of 4,670,025 and a decrease of 160,225, respectively, at the separate level. At the consolidated level, in turn, it implies an increase of 4,679,003, an increase of 4,841,645 and a decrease of 162,642, respectively.

Other assets

The Entity has chosen to use fair value (market value) as a deemed cost as of January 1, 2017 for the assets leased and other miscellaneous assets. The effect on the Balance Sheet, on Other Comprehensive Income and on the Statement of Income entail an increase of 93,839, an increase of 95,514 and a decrease of 1,675, respectively, both at the separate and at the consolidated levels.

In addition, the Entity capitalizes costs related to stationery and office supplies. According to the IFRS, one of the conditions necessary for an asset to be considered as Property, plant and equipment is that it should be a tangible asset expected to be used during more than one period (IAS 16 Property, Plant and Equipment paragraph 6). The effect on the balance sheet and on the statement of income entails a decrease of 42,714 and an increase of 689, both at the stand-alone level and at the consolidated level, respectively.

Intangible assets	PSA Finance determined that the intangible assets booked in accordance with BCRA rules do not satisfy the criteria laid down by IAS 38 Intangible assets which is why an adjustment has been made by reversing their balance. The effect on the balance sheet and on the statement of income entails a decrease of 118 and an increase of 56, at the consolidated level.

Liabilities
Deposits	To counterbalance the entries in the caption Government securities and corporate bonds, the Entity has reclassified (through a write-off) the quoted value of the securities leased at the end of the period for a value of 44,415 both at the stand-alone and consolidated levels.

Caption	Reasons for IFRS adjustment
Other liabilities from financial transactions

The valuation of an interest rate swap at the t time (date of valuation) is the net difference of the sum of future payment flows throughout the life of the transaction, temporarily discounted at said t moment. Variable future flows are calculated by application of implicit forward interest rates in the zero coupon ARS curve. The effect on the Balance Sheet and on the Statement of Income entails an increase of 49,589 and a decrease of 2,627, respectively, at the separate level. At the consolidated level, in turn, it implies an increase of 39,494 and a decrease of 7,880 respectively.

In addition, and in accordance with the IFRS 9, Financial Instruments, transactions involving repurchase agreements do not meet derecognition criteria as there is no substantial transfer of risks and rewards. Therefore, a decision was made to reclassify (through a recognition) the balance of Forward Sales for the listed value of the instruments issued by the BCRA and government securities as of September 30, 2017 applied to the operations that entail repurchase agreements for a value of 9,765,091 both at the separate and at the consolidated levels.

Holdings of the Entity’s own corporate bonds, classified as Other receivables from financial transactions, were re-classified for a value of 3,101, which caused a decrease in Shareholders’ equity and in the Statement of income for 48 both at the stand-alone and consolidated levels.

The Entity has launched to the market an unsecured loan called “7x 6 Loans” where by clients with a good credit history who have not carried out any prepayment in the first six years are released from the obligation to pay the last twelve installments of the loan. According to the IFRS, the cash flows must be re-calculated (taking into account the installment paid by the client) for a period of six years. The variance between contractual cash flows and the new cash flows as recalculated are to be booked in a provision account, which shall be reversed at the end of a contractual six years’ term and the counterbalancing entry must be in the principal pending amortization. The effect on the balance sheet and on the statement of income entails a decrease of 394 and a decrease of 394, respectively, both at the stand-alone and consolidated levels.

Other liabilities

The Entity recognized the effect of deferred tax (deferred tax liabilities, net) in the manner prescribed by IAS 12 Income Tax. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 362,442 and an increase of 56,076 at the separate level, respectively. At the consolidated level, in turn, it implies a decrease of 409,432 and an increase of 13,398 (considering the deferred tax asset, net), respectively.

Allowances	Pursuant to the application of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Entity reversed the allowance for contingencies that reflects the inflation adjustment for tax purposes applied upon determining Income tax for fiscal 2016 and amounting to 1,185,800, which rises its stockholders’ equity and its income/(loss), both at the separate and at the consolidated levels.

Caption	Reasons for IFRS adjustment

In addition, this line shows adjustments with an impact on the Balance Sheet and in the Statement of Income for 1,643 (decrease) and 40 (increase) at the consolidated level, respectively, which reflects the recognition of IAS 19 Employee Benefits at Volkswagen Financial Services and at BBVA Francés Asset Management.

Non-controlling interests	The Entity booked an adjustment in this caption stemming from the impact of IFRS adjustments on the portion of the interest that does not belong to the Entity in its subsidiaries (Rombo Compañía Financiera S.A., PSA Finance, Volkswagen Financial Services, BBVA Francés Valores, BBVA Francés Asset Management and Consolidar AFJP (in liquidation proceedings)). The effect on the Balance Sheet and on the Statement of Income entails a 30,173 increase and an increase of 9,635 at the consolidated level, respectively.

Other Comprehensive Income (OCI)

According to one of its business models and the contractual conditions of financial assets, the Entity decided to measure the portfolio of securities managed by its Committee of Assets and Liabilities at fair value through Other Comprehensive Income.

Other Comprehensive Income
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)	(192,353)
Tax effect on OCI	67,324

Other Comprehensive Income, net of tax	(125,029)

Retained earnings

According to the IFRS 1 First-time Adoption of International Financial Reporting Standards and to Communication “A” 6114 of the BCRA, the Entity presented the valuation difference as of December 31, 2016 between book value and fair value within retained earnings in the column “First-time Adoption of IFRS Adjustment”.

All the other valuation adjustments stemming from the application of IFRS as of September 30, 2017 are also presented within this caption, in the “IFRS Adjustment” column.

Deferred tax

Under the IFRS (IAS 12 Income Tax) Income tax is recognized by application of the deferred tax method. This calls for recognizing, in addition to current tax, the deferred tax on the timing differences existing between the book value of assets and liabilities for accounting purposes under IFRS and those used for tax purposes.

19.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, previous intervention of the BCRA is not required for the publication of these financial statements.

20.	SUBSEQUENT EVENTS

On November 1, 2017, the Entity was notified of the commencement of a class action by a consumer association in relation to commissions linked to credit cards. The Bank is analyzing the aforementioned demand for lack of a certain amount, not foreseeing significant adverse equity effects based on the information available as of the date of these financial statements.

21.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the BCRA and, except for the effect of the matters mentioned in Note 4 to the separate financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 09-30-17	Book balance as of 12-31-16	Position without options	Final position
GOVERNMENT SECURITIES

* Government securities as fair value
Local
In pesos
Secured Bonds maturing 2020	2423		1,512,295	1,737,508	1,512,295	1,512,295
Federal Government Bonds in pesos BADLAR in pesos private + 200 Pbs maturing 2022	5480		507,584	—	507,584	507,584
National Treasury Bonds in pesos fixed rated maturing 2023	5319		462,275	193,022	462,275	462,275
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		182,400	227,048	—	—
National Treasury Bonds in pesos fixed rate maturing 9/19/2018	5317		172,182	—	172,182	172,182
National Treasury Bonds in pesos fixed rate maturing 2026	5320		64,547	—	64,547	64,547
National Treasury Bond adjusted by CER maturing 2021	5315		48,175	649,721	—	—
National Treasury Bonds in pesos fixed rate maturing 2021	5318		967	327,356	—	—
National Treasury Bonds in pesos fixed rate maturing 2018	5316		3,392	542,000	—	—
Federal Government Bonds in pesos BADLAR +325 pbs. maturing 2020	5476		10,668	219,240	—	—
Others			77,984	179,365	(185,132)	(185,132)

Subtotal in pesos			3,042,469	4,075,260	2,533,751	2,533,751

In foreign currency
Federal Government Bonds in us Dollar 8.75% maturing 2024	5458		8,918,023	—	—	—
Treasury Bills in US Dollar maturing 02-23-2018	5234		1,377,244	—	1,377,244	1,377,244
Treasury Bills in US Dollar maturing 03-16-2018	5235		497,953	—	497,953	497,953
Treasury Bills in US Dollar maturing 11-10-2017	5219		269,241	—	269,241	269,241
Treasury bills in US Dollar maturing 01-26-18	5224		234,900	—	234,900	234,900
US Dollar-denominated Discount governed by Argentine Law maturing in 2033	45700		85,064	—	—	—
Argentine Republic International Bond in US Dollar 7.625% maturing in 2046	92580		68,664	—	—	—
Argentine Republic International Bond in US Dollar 6.875% maturing in 2021	92582		52,264	—	—	—
Argentine Republic International Bond in US Dollar 5.625% maturing in 2022	92583		36,755	—	36,755	36,755
Federal Government Bonds in US Dollar 7% maturing in 2017	5436		—	196,624	—	—
Other			36,130	2,345	36,130	36,130

Subtotal in foreign currency			11,576,238	198,969	2,452,223	2,452,223

Subtotal Government securities at fair value			14,618,707	4,274,229	4,985,974	4,985,974

* Government securities at amortized cost
Local
In pesos
Debt securities of the Province of Buenos Aires in pesos series II	32847	—	—	100,277	—	—
Other		164	164	164	164	164

Subtotal in pesos			164	100,441	164	164

In foreign currency
Treasury Bills in US Dollar maturing 10-13-2017	5214	592,499	592,464	—	592,464	592,464
Treasury bills in US Dollar to 375 days maturing 04-27-18	5216	562,173	561,781	—	561,781	561,781
Treasury Bills in US Dollar maturing 05-11-2018	5239	250,539	282,900	—	250,497	250,497
Treasury Bills in US Dollar maturing 04-27-2018	5217	280,176	279,803	—	279,803	279,803
Treasury Bills in US Dollar maturing 03-20-2017	5199	—	—	787,486	—	—
Other		1,127	1,090	16,162	1,091	1,091

Subtotal in foreign currency			1,718,038	803,648	1,685,636	1,685,636

Subtotal Government securities at amortized cost			1,718,202	904,089	1,685,800	1,685,800

* Instrument
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 10-18-18	46818		6,716,210	—	7,780,422	7,780,422
Argentine Central Bank Internal Bills due 11-15-17	46819		2,733,078	—	2,733,078	2,733,078
Argentine Central Bank Internal Bills due 01-17-18	46821		925,567	—	705,315	705,315
Argentine Central Bank Internal Bills due 02-21-17	46822		684,740	—	684,740	684,740
Argentine Central Bank Internal Bills due 05-16-18	46825		565,678	—	1,452,158	1,452,158
Other			475,848	177,418	475,848	475,848

Subtotal at fair value			12,101,121	177,418	13,831,561	13,831,561

Repurchase transactions
Argentine Central Bank Internal Bills due 11-15-17	46819		586,243	—	—	—
Argentine Central Bank Internal Bills due 01-17-18	46821		4,632	—	—	—
Argentine Central Bank Internal Bills due 05-03-17	46808		—	64,872	—	—

Subtotal repurchase transactions			590,875	64,872	—	—

At amortized cost
Argentine Central Bank Internal Bills due 06-21-18	46827		1,004,242	—	1,011,763	1,011,763
Argentine Central Bank Internal Bills due 04-26-17	46807		—	1,204,048	—	—
Argentine Central Bank Internal Bills due 05-03-17	46808		—	369,273	—	—
Other			—	5,559,492	—,—	—,—

Subtotal at amortized cost			1,004,242	7,132,813	1,011,763	1,011,763

Subtotal instruments issued by the BCRA			13,696,238	7,375,103	14,843,324	14,843,324

TOTAL GOVERNMENT SECURITIES			30,033,147	12,553,421	21,515,098	21,515,098

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 09-30-17	Book balance as of 12-31-16	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other Equity instruments
In Foreign currency
Other			61	49	61	61

Subtotal in foreign currency			61	49	61	61

Subtotal Equity instruments			61	49	61	61

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			61	49	61	61

TOTAL GOVERNMENT AND PRIVATE SECURITIES			30,033,208	12,553,470	21,515,159	21,515,159

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	12.31.16
COMMERCIAL PORTFOLIO

Normal performance	66,753,343	43,398,676

Preferred collaterals and counter guaranties “A”	1,770,955	1,751,341
Preferred collaterals and counter guaranties “B”	1,266,925	1,384,068
Without senior security or counter guaranties	63,715,463	40,263,267

With special follow-up	32,956	13,116

Under observation	32,956	5,968

Preferred collaterals and counter guaranties “B”	9,690	3,613
Without senior security or counter guaranties	23,266	2,355

Negociations for recovery or re-financing agreements underway	—	7,148

Preferred collaterals and counter guaranties “B”	—	6,177
Without senior security or counter guaranties	—	971

With problems	22,602	17,568

Preferred collaterals and counter guaranties “B”	—	—
Without senior security or counter guaranties	22,602	17,568

With high risk of uncollectibility	64,148	11,385

Preferred collaterals and counter guaranties “B”	13,629	7,105
Without senior security or counter guaranties	50,519	4,280

TOTAL (1)	66,873,049	43,440,745

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO

Normal performance	45,644,488	36,684,989

Preferred collaterals and counter guaranties “A”	12,459	11,534
Preferred collaterals and counter guaranties “B”	2,393,137	2,626,202
Without senior security or counter guaranties	43,238,892	34,047,253

Low Risk	418,951	377,474

Other collaterals and counter guaranties “B”	27,698	30,814
Without senior security or counter guaranties	391,253	346,660

Medium Risk	402,857	350,546

Other collaterals and counter guaranties “B”	7,917	9,075
Without senior security or counter guaranties	394,940	341,471

High Risk	253,901	188,922

Other collaterals and counter guaranties “B”	22,563	16,460
Without senior security or counter guaranties	231,338	172,462

Uncollectible	37,083	27,707

Other collaterals and counter guaranties “B”	7,232	6,609
Without senior security or counter guaranties	29,851	21,098

Uncollectible, classified as such under regulatory requirements	5	26

Sin garantías ni contragarantías preferidas	5	26

TOTAL (1)	46,757,285	37,629,664

TOTAL GENERAL	113,630,334	81,070,409

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17		12.31.16
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	14,782,551	13.01%	10,211,444	12.60%
50 next largest clients	20,323,807	17.89%	12,437,867	15.34%
100 following clients	9,789,549	8.62%	5,849,790	7.22%
Remaining clients	68,734,427	60.48%	52,571,308	64.84%

TOTAL (1)	113,630,334	100.00%	81,070,409	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

FINANCING FACILITIES BREAKDOWN BY CONTRACTUAL TERMS AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Government sector	—	267	—	—	—	—	—	267
Financial sector	—	1,489,210	1,829,404	803,760	1,375,747	870,069	266,628	6,634,818
Non financial private sector and residents abroad	372,968	46,299,958	13,287,042	12,499,367	10,872,075	8,344,053	15,319,786	106,995,249

TOTAL	372,968	47,789,435	15,116,446	13,303,127	12,247,822	9,214,122	15,586,414	113,630,334	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

								Information about issuer
Concept		Shares				AMOUNT			Date from last published financial statements
Identification	Description	Class	Unit face Value	Votes per share	Number	06.30.17	12.31.16	Main Business	Period / Fiscal year end	Capital stock	Stockholder’ equity	Income/(Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local:									in thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	107,451	93,771	Stockbroker	09.30.2017	6,390	110,780	14,104
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	Common	1$	1	35,425,947	5,541	3,253	Pensions Fund Manager	09.30.2017	65,739	10,282	1,964
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	296,231	352,404	Financial Institutions	09.30.2017	52,178	592,462	107,654
30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	187,144	171,847	Investment Fund Manager	09.30.2017	243	243,215	156,102
33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	307,733	295,599	Financial Institutions	09.30.2017	60,000	769,333	30,336
30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1$	1	253,470,000	294,656	272,389	Financial Institutions	09.30.2017	497,000	577,757	43,659

		Subtotal Controlled				1,198,756	1,189,263

	Non Controlled
	Local:
30598910045	Prisma Medios de Pago S.A.	Common	1$	1	1,571,996	97,906	20,514	Services to companies	06.30.2017	15,000	1,184,220	855,534
30690783521	Interbanking S.A.	Common	1$	1	149,556	18,798	10,581	Services	12.31.2016	1,346	610,529	515,304
	Otras					227	224

	Foreign:
30710156561	Banco Latinoamericano de Comercio Exterior S.A.	Common B	110$	1	20,221	4,359	3,990	Banking Institutions	12.31.2016	4,647,248	16,786,295	1,444,816

		Subtotal noncontrolled				121,290	35,309

		Total in financial intitutions, Supplementary and authorized				1,320,046	1,224,572

	IN OTHER COMPANIES
	Non Controlled
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	171,008	109,782	Insurance	09.30.2017	10,651	1,399,449	198,127

	Foreign:
17BE1002	S.W.I.F.T. S.C.R.L.	Common	1759$	1	4	218	199	Financial messenger Institutions	12.31.2016	261,540	7,892,596	498,242

		Subtotal non-controlled				171,226	109,981

		Total in other companies				171,226	109,981

		TOTAL INVESTMENTS IN OTHER COMPANIES				1,491,272	1,334,553

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	Net book				Depreciation for the period
Description	value at beginning of fiscal year	Additions	Transfers	Decreases	Years useful life	Amount	Net book value at 09-30-2017	Net book value at 12-31-2016
PREMISES AND EQUIPMENT
Real Estate	2,148,286	128,956	70,847	—	50	35,334	2,312,755	2,148,286
Furniture and Facilities	564,791	252,816	335,989	—	10	83,497	1,070,099	564,791
Machinery and Equipment	461,292	115,578	251,372	—	3 and 5	208,699	619,543	461,292
Automobiles	8,358	953	—	—	5	1,841	7,470	8,358

TOTAL	3,182,727	498,303	658,208	—		329,371	4,009,867	3,182,727

OTHER ASSETS
Construction in progress	141,101	243,522	(159,013)	—	—	—	225,610	141,101
Advances to suppliers of goods	475,767	71,733	(392,229)	—	—	—	155,271	475,767
Work of Art	992	—	—	—	—	—	992	992
Leased assets	2,152	—	—	—	50	36	2,116	2,152
Property taken as security for loans	1,724	410	—	1,156	50	17	961	1,724
Stationary and office supplies	43,403	21,599	—	22,288	—	—	42,714	43,403
Others	212,965	143,713	(175,493)	—	3 and 5	141	181,044	212,965

TOTAL	878,104	480,977	(726,735)	23,444		194	608,708	878,104

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	Net book value			Amortization for the period
Description	beginning of fiscal year	Additions	Transferencias	Years of useful life	Amount	Net book value at 09-30-2017	Net book value at 12-31-2016
Goodwill	3,476	—	—	10	270	3,206	3,476
Organization and development expenses (1)	312,161	107,793	68,527	1 y 5	85,743	402,738	312,161

TOTAL	315,637	107,793	68,527		86,013	405,944	315,637

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17		12.31.16
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,566,456	3.52%	4,048,094	3.53%
50 next largest clients	7,140,165	5.50%	6,503,517	5.67%
100 following clients	4,584,693	3.53%	4,508,402	3.93%
Remaining clients	113,593,642	87.45%	99,592,092	86.87%

TOTAL	129,884,956	100.00%	114,652,105	100.00%

EXHIBIT I

DEPOSITS AND OTHER LIABILITIES BREAKDOWN BY MATURITY TERMS

FROM FINANCIAL TRANSACTIONS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	Terms remaining to maturity
Descriptions	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	126,385,007	2,034,226	802,899	254,062	408,759	3	129,884,956

Other liabilities from financial transactions
Argentine Central Bank	6,073	1,508	1,205	429	—	—	9,215
Banks and international institutions	67,010	74,662	188,684	—	—	—	330,356
Corporate Bonds	—	137,040	207,500	90,000	445,000	181,053	1,060,593
Others	9,643,678	212,057	169,447	60,290	—	—	10,085,472

Total O.L.F.T.	9,716,761	425,267	566,836	150,719	445,000	181,053	11,485,636

TOTAL	136,101,768	2,459,493	1,369,735	404,781	853,759	181,056	141,370,592

EXHIBIT J

MOVEMENT OF ALLOWANCES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	Book value at	Increases (6)		Decreases		Book value
Description	beginning of fiscal year			Reversals	Applications	09.30.17	12.31.16
DEDUCTED FROM ASSETS
Government securities
- For impairment value	213	12	(5)	—	—	225	213
Loans
- Allowances for doubtful loans	1,573,590	1,152,830	(1)	—	631,149	2,095,271	1,573,590
Other receivables form financial transactions
- Allowances for doubtful receivables and impairment	5,074	45	(1)	222	—	4,897	5,074
Receivables from financial leases
- Allowances for doubtful receivables and impairment	27,187	10,165	(1)	—	4,597	32,755	27,187
Investment to other companies
- For impairment value	5	—	(3)	—	—	5	5
Other receivables
- Allowance for doubt receivable	614,105	225,141	(2)	8,870	52	830,324	614,105

Total	2,220,174	1,388,193		9,092	635,798	2,963,477	2,220,174

LIABILITIES -ALLOWANCES
Contingent commiments	581	523	(1)	—	—	1,104	581
Other contingencies	1,337,373	1,547,244	(4)	67,954	109,465	2,707,198	1,337,373
For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000

TOTAL	1,342,954	1,547,767		67,954	109,465	2,713,302	1,342,954

(1)	Recorded in compliance with the provisions of Communitions “A” 2950, as supplemented, of BCRA, taking into account Note 2.3.f.).
(2)	Includes mainly the potential loans risk arising booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and deferred tax asset (see Note 3).
(3)	Constituted to recognize the estimated devaluation in the assets of A.I.G. Latin American Fund.
(4)	Constituted to cover eventual contingencies not considered in other accounts (civil, commercial, labor and other lawsuits) (See Note 2.3.p) and as required by Memorandum No. 6/2017 of BCRA (see
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income-Gold and foreing currency exchange difference” account, as follow:

Government securities	12
Loans	16,638
Other receivables from financial transactions	45
Receivables from financial leases	(4)
Other receivables	657

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
	Quantify	Votes per share	Issued		Pending issuance or distribution
Class			Outstanding	In portfolio			Paid in		Integrado
Common	612,659,638	1	612,615	—	45	(1)	612,660	(2)	209,631

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	The new shares issued for a total amount of 75,782 are in process of registration with the Public Registry of Commerce (See note 1.2).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2017 AND DECEMBER 31,2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17							12.31.16
	TOTAL	TOTAL OF THE PERIOD (per type of currency)						TOTAL
	OF			Pound	Swiss			OF THE
Accounts	PERIOD	Euro	Dollar	Sterling	Franc	Yen	Others	FISCAL YEAR
ASSETS

Cash and due from banks	16,174,262	865,220	15,277,665	18,050	1,298	782	11,247	31,998,242
Government and private securities	13,294,337	—	13,294,276	—	—	—	61	1,002,666
Loans	27,729,516	—	27,729,516	—	—	—	—	12,446,718
Other receivables from financial transactions	9,523,277	696,131	8,823,872	—	3,039	—	235	471,815
Receivables from financial leases	22,882	—	22,882	—	—	—	—	—
Investment in other companies	4,577	218	4,359	—	—	—	—	4,188
Other receivables	524,119	2,719	521,400	—	—	—	—	632,225
Suspense items	1,705	16	1,689	—	—	—	—	1,841

TOTAL	67,274,675	1,564,304	65,675,659	18,050	4,337	782	11,543	46,557,695

LIABILITIES

Deposits	45,942,472	649,021	45,293,451	—	—	—	—	39,719,184
Other liabilities from financial transactions	17,236,070	866,494	16,345,017	16,973	3,964	448	3,174	2,964,044
Other liailities	179,908	2,545	177,363	—	—	—	—	141,672
Suspense items	20,549	—	20,549	—	—	—	—	12,372

TOTAL	63,378,999	1,518,060	61,836,380	16,973	3,964	448	3,174	42,837,272

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	6,168,657	5,987	6,162,670	—	—	—	—	5,483,480
Control	96,786,282	720,680	95,922,690	42,641	1,676	5,194	93,401	43,604,014

TOTAL	102,954,939	726,667	102,085,360	42,641	1,676	5,194	93,401	49,087,494

Credit accounts (except contra credit accounts)
Contingent	801,460	64,035	734,363	—	—	3,062	—	377,478
Control	233,405	128,831	104,574	—	—	—	—	150,580

TOTAL	1,034,865	192,866	838,937	—	—	3,062	—	528,058

EXHIBIT N

ASSISTANCE TO RELATED AND AFFILIATES

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	Status
		With	With problems /		With high risk of uncollectibility /			Classified uncollectible
		special	Medium Risk		High Risk			as such
		follow-up /	Not yet		Not yet			under regulatory	TOTAL
Concept	Normal	Low Risk	matured	Past-due	matured	Past-due	Uncollectible	requirement	09.30.17	12.31.16
1. Loans	4,932,558	—	—	—	—	—	—	—	4,932,558	2,289,886
- Overdraft	487	—	—	—	—	—	—	—	487	915
Without senior or counter guaranty	487	—	—	—	—	—	—	—	487	915
- Discounted Instruments	7,803	—	—	—	—	—	—	—	7,803	1,560
Without senior or counter guaranty	7,803	—	—	—	—	—	—	—	7,803	1,560
- Real Estate Mortgage and Collateral Loans	499	—	—	—	—	—	—	—	499	3,343
Other collaterals and counter guaranty “B”	499	—	—	—	—	—	—	—	499	3,343
- Consumer	1,188	—	—	—	—	—	—	—	1,188	1,989
Without senior or counter guaranty	1,188	—	—	—	—	—	—	—	1,188	1,989
- Credit Cards	6,946	—	—	—	—	—	—	—	6,946	10,586
Without senior or counter guaranty	6,946	—	—	—	—	—	—	—	6,946	10,586
- Others	4,915,635	—	—	—	—	—	—	—	4,915,635	2,271,493
Without senior or counter guaranty	4,915,635	—	—	—	—	—	—	—	4,915,635	2,271,493
2. Others receivables from financial transactions	43,472	—	—	—	—	—	—	—	43,472	35,324
3. Receivables from financial leases and other	324	—	—	—	—	—	—	—	324	404
4. Contingent commitments	17,971	—	—	—	—	—	—	—	17,971	112,638
5. Investments in other companies and private securities	1,369,764	—	—	—	—	—	—	—	1,369,764	1,301,479

TOTAL	6,364,089	—	—	—	—	—	—	—	6,364,089	3,739,731

TOTAL ALLOWANCES	49,764	—	—	—	—	—	—	—	49,764	19,433

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2017

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of settlement	Traded at / Counterparty	Weighted average term as originaly agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlemets (days)	Amount
SWAPS	Financial transactions -own count	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	26	17	41	3,905,645
SWAPS	Interest rate hedge	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	122	24	7	19,411
REPOS	Financial transactions -own count	Others	Upon expiration of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	1	1	1	1,974,285
REPOS	Financial transactions -own count	Federal Government Bonds	Upon expiration of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	1	1	1	256,193
REPOS	Financial transactions -own count	Federal Government Bonds	Upon expiration of differences	RESIDENTS IN ARGENTINA NON-FINANCIAL SECTOR	17	16	785	8,918,023
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	ROFEX	3	2	1	4,812,277
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	4	4	1	2,232,260
FUTURES	Financial transactions -own count	Foreign currency	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	5	3	142	8,303,368

CONSOLIDATED BALANCE SHEET AS OF

SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

			09.30.17	12.31.16
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash			6,156,681	14,176,644
Due from banks and correspondents			21,790,651	34,049,463

Argentine Central Bank (BCRA)			17,189,932	31,268,051
Other local			31,475	113,958
Foreign			4,569,244	2,667,454

			27,947,332	48,226,107

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a.):
Holdings booked at fair value			14,646,593	4,304,931
Holdings booked at amortized cost			1,718,202	904,089
Instruments issued by the BCRA			13,696,238	7,375,103
Investments in listed private securities			315,487	154,899

Less: Allowances			225	213

			30,376,295	12,738,809

C. LOANS:
To government sector	(Exhibit I	)	267	98,819

To financial sector	(Exhibit I	)	2,432,343	1,991,564

Interfinancial – (Call granted)			362,455	404,085
Other financing to local financial institutions			1,957,017	1,442,702
Interest and foreign currency exchange differences accrued and pending collection			112,871	144,777

To non financial private sector and residents abroad	(Exhibit I	)	111,393,818	78,417,690

Overdraft			10,542,479	9,546,565
Discounted instruments			14,567,969	10,896,722
Real estate mortgage			2,937,234	1,889,443
Collateral Loans			8,062,140	5,628,320
Consumer			13,786,796	9,368,939
Credit cards			25,438,616	22,520,843
Other (Note 7.b.)			35,096,861	17,754,130
Interest and foreign currency exchange differences accrued and pending collection			1,371,813	1,142,074
Less: Interest documented together with main obligation			410,090	329,346

Less: Allowances			2,150,229	1,618,152

			111,676,199	78,889,921

Carried Forward			169,999,826	139,854,837

Brought forward			169,999,826	139,854,837

(Cont.)

			09.30.17	12.31.16
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)			1,141,272	928,612
Amounts receivable for spot and forward sales to be settled			10,010,856	204,296
Instruments to be received for spot and forward purchases to be settled			7,297,662	485,109
Unlisted corporate bonds	(Exhibit I	)	302,091	325,925
Non-deliverable forward transactions balances to be settled			86,271	34,561
Other receivables not covered by loans classification regulations			3,411	12,156
Other receivables covered by debtor classification regulations	(Exhibit I	)	553,472	446,019

Less: Allowances			7,871	8,772

			19,387,164	2,427,906

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases	(Exhibit I	)	2,214,615	2,048,800
Interest accrued pending collection	(Exhibit I	)	33,306	26,620

Less: Allowances			34,056	28,449

			2,213,865	2,046,971

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions			312,092	299,589
Other (Note 7.c.)			288,522	208,041

Less: Allowances			5	5

			600,609	507,625

G. OTHER RECEIVABLES:
Other (Note 7.d.)			3,660,404	3,186,645
Other interest accrued and pending collection			15,592	1,219

Less: Allowances			921,378	718,596

			2,754,618	2,469,268

H. PREMISES AND EQUIPMENT:			4,028,276	3,198,298

I. OTHER ASSETS:			649,411	920,009

J. INTANGIBLE ASSETS:
Goodwill			3,206	3,476
Organization and development expenses			404,559	312,335

			407,765	315,811

K. SUSPENSE ITEMS:			15,378	11,986

TOTAL ASSETS:			200,056,912	151,752,711

(Cont.)

	09.30.17	12.31.16
LIABILITIES:

L. DEPOSITS:
Government sector	1,528,324	2,640,909

Financial sector	115,071	247,891

Non financial private sector and residents abroad	128,304,394	111,732,953

Checking accounts	21,565,089	19,863,400
Savings deposits	61,958,951	42,577,203
Time deposits	39,001,281	35,148,553
Investments accounts	1,112	85,194
Other	5,131,314	13,429,450
Interest and foreign currency exchange differences accrued payable	646,647	629,153

	129,947,789	114,621,753

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:

Argentine Central Bank	9,215	31,970

Other	9,215	31,970

Banks and International Institutions	328,597	636,153
Unsubordinated corporate bonds	1,631,063	2,146,166
Amounts payable for spot and forward purchases to be settled	5,860,935	325,111
Instruments to be delivered for spot and forward sales to be settled	16,091,379	402,153
Financing received from Argentine financial institutions	1,422,816	771,130

Interfinancial (call borrowed)	—	14,300
Other financing from local financial institutions	1,422,816	756,808
Interest accrued payable	—	22
Non-deliverable forward transactions balances to be settled	117,707	6,128
Other (Note 7.e.)	10,885,191	9,303,503
Interest and foreign currency exchange differences accrued payable	167,809	163,368

	36,514,712	13,785,682

N. OTHER LIABILITIES:
Dividends payable	110,000	—
Fees payable	514	267
Other (Note 7.f.)	5,398,502	4,814,877

	5,509,016	4,815,144

O. ALLOWANCES	2,802,465	1,406,472

P. SUSPENSE ITEMS:	56,351	43,484

TOTAL LIABILITIES:	174,830,333	134,672,535

Q. MINORITY INTEREST IN SUBSIDIARIES (Note 4)	587,767	620,141

STOCKHOLDERS’ EQUITY:	24,638,812	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	200,056,912	151,752,711

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	12.31.16
DEBIT ACCOUNTS

Contingent
Guaranties received	35,699,586	26,909,908
Contra contingent debit accounts	1,592,166	1,104,103

	37,291,752	28,014,011

Control
Receivables classified as irrecoverable	788,951	858,775
Other (Note 7.g.)	314,197,926	234,030,247
Contra control debit accounts	2,652,791	1,686,184

	317,639,668	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	6,987,789	2,623,708
Interest rate swap	3,454,046	1,980,362
Contra derivatives debit accounts	8,360,116	3,186,904

	18,801,951	7,790,974

TOTAL	373,733,371	272,380,191

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit I)	534,446	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibit I)	477,269	264,058
Other guaranties given non covered by debtor classification regulations	67,417	87,776
Other covered by debtor classification regulations (Exhibit I)	513,034	348,027
Contra contingent credit accounts	35,699,586	26,909,908

	37,291,752	28,014,011

Control
Items to be credited	1,709,494	1,436,763
Other	943,297	249,421
Contra control credit accounts	314,986,877	234,889,022

	317,639,668	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	8,360,116	3,186,904
Contra credit derivatives accounts	10,441,835	4,604,070

	18,801,951	7,790,974

TOTAL	373,733,371	272,380,191

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

	09.30.17	09.30.16
A. FINANCIAL INCOME
Interest on loans to the financial sector	323,799	373,860
Interest on overdraft	2,185,343	2,573,315
Interest on discounted instruments	1,448,391	1,562,056
Interest on real estate mortgage	268,574	302,347
Interest on collateral loans	886,915	825,307
Interest on credit card loans	3,114,015	2,972,642
Interest on other loans	3,910,330	2,984,719
Interest on other receivables from financial transactions	3,115	645
Interest on financial leases	328,423	340,687
Income from secured loans - Decree 1387/01	1,081	29,620
Income from government and private securities	2,408,614	3,291,925
Indexation by benchmark stabilization coefficient (CER)	368,625	478,750
Gold and foreign currency exchange difference	1,372,329	944,394
Other	625,781	458,048

	17,245,335	17,138,315

B. FINANCIAL EXPENSES
Interest on checking accounts	302,093	—
Interest on savings deposits	24,507	25,686
Interest on time deposits	4,435,813	6,069,075
Interest on interfinancial financing (call borrowed)	39,259	30,116
Interest on other financing from financial institutions	160,088	102,808
Interest on other liabilities from financial transactions	416,882	434,549
Other interest	1,172	3,243
Indexation by CER	28,788	318
Contribution to the deposit guarantee fund	156,436	200,275
Other	1,207,904	1,101,849

	6,772,942	7,967,919

GROSS INTERMEDIATION MARGIN - GAIN	10,472,393	9,170,396

C. ALLOWANCES FOR LOAN LOSSES	1,183,368	723,815

Carried Forward	9,289,025	8,446,581

Brought forward	9,289,025	8,446,581

(Cont.)

	09.30.17	09.30.16
D. SERVICE CHARGE INCOME
Related to lending transactions	3,408,114	2,685,730
Related to liability transactions	2,746,891	1,808,394
Other commissions	509,587	324,815
Other (Note 7.h)	1,375,732	1,025,832

	8,040,324	5,844,771

E. SERVICE CHARGE EXPENSES
Commissions	3,016,537	2,010,115
Other (Note 7.i)	1,037,007	588,279

	4,053,544	2,598,394

F. ADMINISTRATIVE EXPENSES
Payroll expenses	5,091,628	3,859,618
Fees to bank Directors and Supervisory Comittee	7,848	6,208
Others profesional Fees	168,740	111,642
Advertising and publicity	299,239	271,691
Taxes	879,254	647,626
Fixed assets depreciation	331,257	172,780
Organizational expenses amortization	85,799	57,860
Other operating expenses	1,193,704	916,531
Others	1,028,688	657,407

	9,086,157	6,701,363

NET GAIN FROM FINANCIAL TRANSACTIONS	4,189,648	4,991,595

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(77,836)	(94,821)

G. OTHER INCOME
Income from long-term investments	290,551	171,838
Punitive interests	30,337	29,994
Loans recovered and reversals of allowances	307,127	185,194
Other (Note 7.j.)	1,665,625	596,924

	2,293,640	983,950

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	444	1,635
Charge for uncollectibility of other receivables and other allowances	1,824,338	656,718
Amortization of difference arising from judicial resolutions	6,298	6,967
Depreciation and losses from miscellaneous assets	1,103	1,144
Goodwill amortization	270	30
Other (Note 7.k)	600,839	119,942

	2,433,292	786,436

NET GAIN BEFORE INCOME TAX AND TAX MINIMUM PRESUMED INCOME	3,972,160	5,094,288

I. INCOME TAX AND TAX MINIMUM PRESUMED INCOME	1,514,805	2,033,021

NET INCOME FOR THE PERIOD	2,457,355	3,061,267

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	09.30.16
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivelents at the beginning of the fiscal year	48,856,107 (1)	28,363,286 (1)
Cash and cash equivelents at the end of the period	28,117,332 (1)	30,777,084 (1)

(Net decrease) /net increase in cash and cash equivelents	(20,738,775)	2,413,798

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net (payments) / collections from:
- Government and private securities	(4,319,380)	4,547,965
- Loans	(19,596,040)	(1,423,351)

to financial sector	(932,685)	(235,394)
al non-financial public sector	8,520	(72)
al non-financial private sector and residents abroad	(18,671,875)	(1,187,885)
- Other receivables from financial transactions	(9,321,005)	(215,235)
- Receivables from financial leases	(166,894)	297,413
- Deposits	8,974,266	7,489,587

to financial sector	(132,820)	53,444
to non-financial public sector	(1,121,488)	(1,022,285)
to non-financial private sector and residents abroad	10,228,574	8,458,428
- Other liabilities from financial transactions	4,359,613	(1,811,773)

Financing from financial or interfinancial sector (call borrowed)	(14,300)	217,300
Others (except liabilities included in Financing Activities)	4,373,913	(2,029,073)
Collections related to service charge income	8,034,177	5,839,146
Payments related to service charge expense	(4,047,623)	(2,594,354)
Administrative expenses paid	(8,653,796)	(6,368,050)
Organizational and development expenses paid	(107,793)	(100,379)
Net collections from punitive interest	27,855	28,359
Differences from judicial resolutions paid	(6,298)	(6,967)
Collections of dividends from other companies	131,211	182,836
Other collections related to other income and expenses	377,641	779,306

Net cash flows (used in) / generated by operating activities	(24,314,066)	6,644,503

Investment activities

Net payments from premises and equipment	(503,027)	(257,317)
Net payments from other assets	(480,676)	(686,159)
Payments for purchase of investment in other companies	—	(53,040)
Other payments from investments activities	(595,201)	(266,316)

Net cash flows used in investment activities	(1,578,904)	(1,262,832)

Financing activities

Net payments from:
- Unsubordinated corporate bonds	(515,103)	185,964
- Argentine Central Bank	(22,626)	(17,307)

Other	(22,626)	(17,307)
- Banks and international agencies	(307,556)	(482,416)
- Financing received from local financial institutions	666,008	301,478
Capital contributions	6,632,422	—
Payments of dividends	(911,000)	(1,463,992)
Other payments related to financing activities	(387,950)	(1,491,600)

Net cash flows generated by / (used in) financing activities	5,154,195	(2,967,873)

(Net decrease) / increase in cash and cash equivalents	(20,738,775)	2,413,798

(1)	See note 6 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2017, PRESENTED IN COMPARATIVE FORM

(ART 33 – General Companies Law)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S,A, (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of September 30, 2017 and December 31, 2016, and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2017 and 2016, as per the following detail:

•	As of September 30, 2017 and December 31, 2016.

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the nine month period ended September 30, 2017 and the fiscal year ended December 31, 2016.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) as of September 30, 2017 and December 31, 2016.

•	As of September 30, 2016:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the nine month period ended September 30, 2016.

b)	With the financial statements of Volkswagen Financial Services Compañía Financiera S.A. as of September 30, 2016. With this company having been acquired on September 26, 2016, the Statement of income and the variations in Cash flows were consolidated between that date and September 30, 2016.

c)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) ended September 30, 2016.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2017 and 2016.

Interests in subsidiaries as of September 30, 2017 and December 31, 2016 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2017	12-31-2016	09-30-2017	12-31-2016	09-30-2017	12-31-2016
BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Volkswagen Financial Services Compañía Financiera S.A.	Common	253,470,000	253,470,000	51.0000	51.0000	51.0000	51.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4.8498 % through BBVA Francés Valores S.A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in Note 2 below, as of September 30, 2017 and December 31, 2016 and net income balances for the periods ended September 30, 2017 and 2016, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2017	12-31-2016	09-30-2017	12-31-2016	09-30-2017	12-31-2016	09-30-2017	09-30-2016
BBVA Francés Valores S.A.	150,596	98,892	39,816	2,216	110,780	96,676	14,104	32,172
Consolidar AFJP S.A. (undergoing liquidation proceedings)	40,132	40,576	29,850	34,539	10,282	6,037	4,245	(8,760)
Volkswagen Financial Services Compañía Financiera S.A.	4,117,092	1,826,091	3,539,335	1,291,995	577,757	534,096	43,659	(737)
PSA Finance Argentina Cía. Financiera S.A.	5,091,200	3,160,749	4,498,738	2,455,941	592,462	704,808	107,654	192,157
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	300,555	265,302	57,340	38,189	243,215	227,113	156,102	72,544

2.	ACCOUNTING POLICIES

The financial statements of the subsidiaries have been prepared on the basis of criteria similar to those applied by the Bank for the preparation of its financial statements, in relation to valuation of assets and liabilities, measurement of results and restatement procedure as explained in Note 2 to the Entity’s individual financial statements.

The main differences between the accounting standards established by BCRA and Argentine Professional Accounting Standards are set out in Note 4.d) to the Bank’s individual financial statements.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System. As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (the “IGJ”).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a Note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November

23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2017	12-31-2016
Consolidar AFJP S.A. (undergoing liquidation proceedings)	4,741	2,784
BBVA Francés Valores S.A.	3,329	2,905
PSA Finance Argentina Cía. Financiera S.A.	296,231	352,404
Volkswagen Financial Services Compañía Financiera S.A.	283,101	261,707
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	365	341

Total	587,767	620,141

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores S.A. carries shares in Mercado de Valores de Buenos Aires S.A. (VALO), for 66,400 as of December 30, 2016. These shares are subject to a security interest (pledge) in favor of “Crédito y Caución Compañía de Seguros S.A.” by reason of the insurance agreement executed by the Company that issues such shares in order to honor the guarantee posted in the event of failure to comply with the Company’s commitments.

b) See	Note 7 to the separate financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-2017	12-31-2016	09-30-2016	12-31-2015
a) Cash and due from banks	27,947,332	48,226,107	30,296,084	27,970,286
b) Loans to financial sectors, call granted maturity date less than three months.	170,000	630,000	481,000	393,000

CASH AND CASH EQUIVALENTS	28,117,332	48,856,107	30,777,084	28,363,286

Loans to the financial sector and call granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

7.	BREAKDOWN OF MAIN CAPTIONS

The detail of the main captions included in financial statements is as follows:

	09-30-2017	12-31-2016
a) GOVERNMENT AND CORPORATE SECURITIES

* Holdings at fair value
Federal Government Bonds in us Dollar 8.75% maturing 2024	8,918,023	—
Secured Bonds due in 2020	1,512,295	1,737,508
Treasury Bills in US Dollar maturing 02/23/2018	1,377,244	—
Federal Government Bonds in pesos BADLAR maturing 2022	533,474	—
Treasury Bills in US Dollar maturing 03/16/2018	497,953	—
National Treasury Bonds fixed rate maturing 2023	462,275	193,022
Treasury Bills in US Dollar maturing 11/10/2017	269,241	—
Treasury Bills in US Dollar maturing 01/26/2018	234,900	—
Peso-denominated Discount governed by Argentine Law maturing in 2033	182,400	227,048
National Treasury Bonds in pesos fixed rate maturing 9/19/2018	172,182	—
US Dollar-denominated Discount governed by Argentine Law maturing in 2033	85,064	—
Argentine Republic International Bond in US Dollar maturing in 2046	68,664	—
Argentine Republic International Bond in US Dollar maturing in 2021	52,264	—
Argentine Republic International Bond in US Dollar maturing in 2022	36,755	—
Federal Government Bonds adjusted by CER due 2021	48,175	649,721
Federal Government Bonds in Pesos Badlar + 325 pbs maturing in 2020	10,668	219,240
National Treasury Bonds fixed rate maturing 2021	967	327,356
National Treasury Bonds in Pesos fixed rate maturing 09/19/18	—	542,000
Federal Government Bonds in US Dollar 7% maturing in 2017	—	197,363
Other	184,049	211,673

Total	14,646,593	4,304,931

* Holdings booked at amortized cost
Treasury Bills in US Dollar maturing 10/13/2017	592,464	—
Treasury Bills in US Dollar maturing 04/27/2018	561,781	—
Treasury Bills in US Dollar maturing 05/11/2018	282,900	—
Treasury Bills in US Dollar maturing 04/27/2018	279,803
Debt Securities of the Province of Buenos Aires in pesos Series II	—	100,277
Treasury Bills in US Dollar maturing 03/20/2017	—	787,486
Other	1,254	16,326

Total	1,718,202	904,089

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	13,696,238	7,375,103

Total	13,696,238	7,375,103

	09-30-2017	12-31-2016
* Investments in listed corporate securities

FBA Ahorro Pesos Investment Fund	208,073	121,775
Share in Bolsas y Mercados Argentinos (BYMA)	45,500	—
Share in Mercado de Valores (VALO)	18,201	—
FBA Bonos Argentina Investment Fund	20,665	17,600
FBA Renta Pesos Plus Investment Fund	11,317	10,083
FBA Renta Mixed Investment Fund	6,308	—
FBA Renta Fixed Investment Fund	5,050
Other	373	5,441

Total	315,487	154,899

- Allowances	(225)	(213)

Total	30,376,295	12,738,809

b) LOANS - Other

Loans for prefinancing and export financing	19,793,896	8,486,700
Other fixed-rate financial loans	6,311,209	2,948,343
Loans to financial entities not resident in Argentina	3,588,006	1,674,658
Other loans to Concessionaires F.P.	1,805,110	1,454,016
Credit line loans for production and financial inclusion	1,716,161	1,936,170
Syndicated loans in US dollars	865,915	—
Other loans at reduced rate	—	208,399
Other	1,016,564	1,045,844

Total	35,096,861	17,754,130

c) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	171,226	109,981
In companies-supplementary activities	117,296	98,060

Total	288,522	208,041

d) OTHER RECEIVABLES – Other

Guarantee deposits	1,206,426	1,120,490
Deferred tax asset	858,933	628,401
Miscellaneous receivables	615,771	637,255
Prepayments	535,121	404,927
Loans to personnel	375,661	175,507
Tax prepayments	58,287	76,447
Advances to personnel	6,130	118,544
Other	4,075	25,074

Total	3,660,404	3,186,645

	09-30-2017	12-31-2016
e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	5,276,434	4,724,388
Collections and other operations for the account of third parties	1,901,814	1,569,700
Other withholdings and collections at source	1,305,821	1,320,614
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	728,217	386,851
Fees collected in advance	632,097	332,523
Money orders payable	470,881	538,216
Social security payment orders pending settlement	204,232	14,945
Funds raised from third parties	158,919	13,392
Pending Banelco debit transactions	115,587	147,393
Third-party collection Floor Planning VW	—	137,134
Other	91,189	118,347

Total	10,885,191	9,303,503

f) OTHER LIABILITIES – Other

Miscellaneous payables	1,905,421	1,294,341
Accrued salaries and payroll taxes	1,000,288	984,983
Income tax payable	987,244	1,139,049
Amounts collected in advance	956,415	969,780
Accrued taxes	512,221	422,165
Other	36,913	4,559

Total	5,398,502	4,814,877

g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	146,479,937	111,006,989
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	130,878,998	101,831,865
Securities in custody common investment funds	22,240,674	7,902,234
Checks not yet credited	12,108,816	9,756,237
Collections items	1,208,192	1,264,327
Checks drawn on the Bank pending clearing	946,258	1,125,465
Cash in custody on behalf of the BCRA	60,000	920,400
Other	275,051	222,730

Total	314,197,926	234,030,247

	09-30-2017	09-30-2016
h) SERVICE CHARGE INCOME - Other

Commissions for insurance contracting	493,300	461,996
Rental of security boxes	245,975	170,741
Commissions for credit and debit cards	233,976	142,304
Commissions for loans and guarantees	103,883	19,273
Commissions for capital market operations	41,669	24,397
Commissions for transportation of securities	38,231	36,540
Commissions for custody	35,151	37,727
Other	183,147	132,854

	1,375,732	1,025,832

i) SERVICE CHARGE EXPENSES – Other

Turn-over tax	568,079	399,444
Debtor balance for life insurance	309,679	7,527
Insurance paid on financial lease transactions	149,654	145,931
Other	9,595	35,377

Total	1,037,007	588,279

j) OTHER INCOME – Other

Income tax – Adjustment to reflect the effects of inflation for tax purposes fiscal year 2016 (1)	1,185,800	—
Deferred income tax (1)	230,872	317,657
Recovery tax	79,722	39,945
Related parties expenses recovery	29,636	29,101
Income from the Credit Card Guarantee Fund	85,046	119,723
Interest on loans to personnel	17,645	20,423
Income from payment orders	—	18,943
Other	36,994	51,132

Total	1,665,625	596,924

(1)	Offset against the same amount booked in “Other expenses – Charge for uncollectibility of other receivables and other allowances” pursuant to the provisions under Resolution Nr. 118/2003 and the Memorandum 6/2017 of the BCRA.

	09-30-2017	09-30-2016
k) OTHER EXPENSES – Other

Insurance losses	68,813	20,687
Private health insurance for former employees	22,201	12,916
Donations	19,945	16,168
Turn-over tax	14,455	14,350
Expense from the Credit Card Guarantee Fund	2,456	5,555
Non-recoverable court fees	—	4,479
Other (1)	472,969	45,787

Total	600,839	119,942

(1)	This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to AFIP that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22,016, the Entity would start to apply the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	12.31.16
COMMERCIAL PORTFOLIO

Normal performance	64,593,221	42,728,348

Preferred collaterals and counter guaranties “A”	1,770,955	1,751,341
Preferred collaterals and counter guaranties “B”	1,307,244	1,413,827
Without senior security or counter guaranties	61,515,022	39,563,180

With special follow-up	32,956	13,116

Under observation	32,956	5,968

Preferred collaterals and counter guaranties “B”	9,690	3,613
Without senior security or counter guaranties	23,266	2,355
Negociations for recovery or re-financing agreements underway	—	7,148

Preferred collaterals and counter guaranties “B”	—	6,177
Without senior security or counter guaranties	—	971

Non-performing	22,602	17,568

Without senior security or counter guaranties	22,602	17,568
With high risk of uncollectibility	64,148	11,385

Preferred collaterals and counter guaranties “B”	13,629	7,105
Without senior security or counter guaranties	50,519	4,280

TOTAL (1)	64,712,927	42,770,417

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09.30.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO

Normal performance	52,526,766	40,347,631

Preferred collaterals and counter guaranties “A”	12,459	11,534
Preferred collaterals and counter guaranties “B”	8,202,210	5,808,488
Without senior security or counter guaranties	44,312,097	34,527,609

Low Risk	483,674	420,832

Other collaterals and counter guaranties “B”	86,271	68,816
Without senior security or counter guaranties	397,403	352,016

Medium Risk	416,210	363,965

Other collaterals and counter guaranties “B”	19,619	20,628
Without senior security or counter guaranties	396,591	343,337

High Risk	268,870	198,986

Other collaterals and counter guaranties “B”	35,449	24,799
Without senior security or counter guaranties	233,421	174,187

Uncollectible	46,209	41,900

Other collaterals and counter guaranties “B”	14,758	18,483
Without senior security or counter guaranties	31,451	23,417

Uncollectible, classified as such under regulatory requirements	5	87

Other collaterals and counter guaranties “B”	—	61
Without senior security or counter guaranties	5	26

TOTAL (1)	53,741,734	41,373,401

GENERAL TOTAL	118,454,661	84,143,818

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE PERIOD ENDED

SEPTEMBER 30, 2017

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés has a broad distribution model and it is present throughout Argentina with a network of 251 retail branches that also serve these two segments: Small and Medium-sized Enterprises and Institutions. Corporate banking is divided by industry sector: Consumption, Services, Heavy Industries, Energy, Agribusiness and Financial Institutions and provides personalized service to large enterprises.

To supplement its distribution network, BBVA Francés has 16 in-the-premises banks, 1 point of sales, 1 Express point of service, 776 ATMs and 820 self-service terminals. As of September 30, 2017, BBVA Francés’s headcount was 6,142 employees.

The Entity continued to deploy a strategy to increase its portfolio of customers through digital campaigns and alliances with strategic partners thereby reinforcing its presence not only in the retail segment but also in the Small and Medium-sized Enterprises segment.

In this respect, the Entity continued to boost the consumption businesses in which it has a presence reinforcing its strong franchise in the Credit Card business through its alliance with LATAM and consolidated its position in the pledge loan business together with PSA Finance Argentina Cía. Financiera S.A., Rombo Cía Financiera S.A., and Volkswagen Financial Services Cía. Financiera S.A Besides, BBVA Francés has increased its presence in the mortgage loan business and continues to endeavour in order to increase its share in the consumer loan business.

It is important to mention that in July 2017, BBVA Francés undertook a new issuance of shares of common stock in Argentina and abroad for 6,632,422 (net of expenses). These funds were applied to the continuation of its strategy to grow in the Argentine financial system.

In terms of performance, at the end of the third quarter of 2017, BBVA Francés’s portfolio of loans to the private sector totalled 113,826,161 growing by 56.8% compared to the same period one year earlier and by 24.5% in the quarter.

Thanks to the implementation of the strategy for growth, at the end of September 2017, the Entity’s market share in the loans to the private sector area stood at 6.9% growing by 47 basis points compared to the end of the previous quarter.

The reason for the increase is to be found in a larger portfolio of commercial loans, which grew by 72.2% compared to September 2016 and by 38.2% compared to the previous quarter, with outstanding performance in the funding for foreign trade transactions, which grew by 156.1% over the last twelve months and by 46.4% in the quarter.

Information not covered by the Interim Review Report.

Consumer finance also grew at a very healthy pace, 44.2%, in the last twelve months and 12.4% compared to the previous quarter. Unsecured loans, pledge loans and mortgage loans performed outstandingly and grew by 68.7%, 58.5% and 57.4 respectively in the last twelve months.

BBVA Francés continues to exhibit the best indicators in the Argentine financial system. At the end of the third quarter of 2017, the portfolio quality ratio (Non-performing financing / Total financing) was 0.70%, with a coverage ratio (Total allowances / Non-performing financing) of 271.1%.

As of September 30, 2017, the portfolio of Government securities totaled 16,364,795 and represented 8.2% of the Bank’s total assets, while the instruments issued by the BCRA, net of repurchase agreements, totaled 12,490,652 at the end of the period.

In terms of liabilities, total customer funds totaled 129,947,789, growing by 41.4% in the last twelve months and 3.4% compared to the previous quarter. Demand deposits grew by 64.9 % in the year and by 5.0% in the quarter, while term deposits increased by 8.7% in the year and fell by 4.0% in the quarter

BBVA Francés maintains sufficient levels of liquidity and solvency. As of the closing date in September 2017, liquid assets (Cash and cash equivalents plus Government and corporate securities) represented 44.9% of the Bank’s total deposits. In addition, the capital ratio was at 14.8% of risk-weighted assets.

When it comes to Income/loss, BBVA Francés posted retained earnings as of September 30, 2017 for 2,457,355, whilst income for the quarter was 1,134,580.

The average return on equity (ROE) for the quarter (on an annual basis) was 21.7%, whilst return over average assets (ROA) was 2.4%.

As of September 30, 2017 Net financial revenues grew by 14.2% compared to the first nine months in 2016 and by 15.71% compared to the previous quarter.

Financial income for the quarter grew by 15.5% compared to the same quarter a year earlier and 12.0% en compared to the previous quarter. This growth is mainly due to a larger number of financial transactions with the private sector as well as an increase in income from Government securities resulting from the rise in funds caused by the issuance of capital allocated to BCRA instruments and FX gains/(losses).

Financial expenses for the quarter, in turn, dropped by 11% compared to the same quarter in the year 2016 mainly due to the decrease in term deposit rates. Compared to the previous quarter, they grew by 6.7%.

Besides, the provision for loan losses increased by 63.5% in the first nine months of 2017 compared to the same period of 2016. In the quarterly comparison, the charge for the third quarter grew by 41.4% compared to the previous quarter, respectively, above all due to the major portfolio increase.

Information not covered by the Interim Review Report.

Revenues from services, net increased by 22.8% in the first nine months of 2017 compared to the same period in prior fiscal year. In the quarterly comparison, in turn, net commissions for the quarter grew by 31.1% compared to the previous quarter.

Commissions earned rose by 37.6% in the first nine months of 2017 compared to the same period a year earlier. As to performance for the quarter, they rose by 18.5%. Such growth was driven by income originating in increased usage of credit card, higher commissions for deposit accounts and an increase in the commissions generated by subsidiaries. In the meantime, expenses from services rose by 56.0% in the first nine months of 2017 compared to the same period a year earlier whilst in the quarterly comparison, commissions paid exhibited a 7.2% increased compared to the second quarter of the year. The increase in expenses from services reflects an increase in the commissions paid by the LATAM Pass program and by campaigns aimed at getting new customers on board.

Administrative expenses grew by 35.6% in the first nine months of 2017,, compared with those of the same period of the previous year, up by 4.23% compared to the previous quarter. The increase in personnel expenses was the consequence, primarily, of salary increases. Overheads reflect . a greater volume of activity, due to the general increase in prices, the depreciation of the currency and the increase in tariffs.

Outlook

BBVA Francés has set for itself the goal of reasserting its leading position in the Argentine market. To attain this goal, the Entity has defined an ambitious growth plan.

Along these lines, the Bank has added 400,000 new clients over the past two years. This strategy has been deployed both through traditional and digital channels, with digital channelsalready standing for 50% of new additions.

To boost this growth, BBVA Francés is reinforcing its capabilities in the digital world, in the value of its commercial alliances which allow the Bank to offer products that are highly attractive to clients, and in outstanding risk management which translate into increased flexibility to decisively engage in this process.

Thanks to this strategy, the Entity has acquired new clients very fast and at a smaller cost in the long term because the Entity does not need to generate a permanent physical structure of overheads in an environment in which clients will increasingly demand digital solutions.

Besides, these acquisition costs have a full, immediate impact on the Statement of income whilst the generation of revenues on these new accounts is gradual and affects, in the short term, the Entity’s potential for generating income.

Information not covered by the Interim Review Report.

CONSOLIDATED STATEMENT OF BALANCE SHEET STRUCTURE

COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2017	09-30-2016	09-30-2015	09-30-2014	09-30-2013
Total Assets	200,056,912	130,932,897	92,177,134	74,947,272	54,978,499
Total Liabilities	174,830,333	114,667,119	79,350,232	65,182,951	48,529,926
Minority Interest in subsidiaries	587,767	388,148	298,800	246,802	156,324
Stockholders’ Equity	24,638,812	15,877,630	12,528,102	9,517,519	6,292,249
Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	200,056,912	130,932,897	92,177,134	74,947,272	54,978,499

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2017	09-30-2016	09-30-2015	09-30-2014	09-30-2013
Gross intermediation margin	10,472,393	9,170,396	6,587,358	5,638,654	3,390,837
Allowances for loan losses	(1,183,368)	(723,815)	(439,476)	(422,340)	(311,521)
Net income from services	3,986,780	3,246,377	2,714,330	2,430,573	1,831,070
Administrative expenses	(9,086,157)	(6,701,363)	(4,703,610)	(4,128,857)	(2,904,710)

Net gain from financial transactions	4,189,648	4,991,595	4,158,602	3,518,030	2,005,676
Miscellaneous income and expenses – net	(139,652)	197,514	(29,875)	196,145	41,269
Results of minority interest in subsidiaries	(77,836)	(94,821)	(96,734)	(74,407)	(38,343)
Income tax	(1,514,805)	(2,033,021)	(1,495,517)	(1,249,629)	(848,289)

Net income for the period	2,457,355	3,061,267	2,596,226	2,390,139	1,160,313

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2017	09-30-2016	09-30-2015	09-30-2014	09-30-2013
Net cash flow (used in) / generated by operating activities	(24,314,066)	6,644,503	3,510,633	1,065,138	1,149,903
Net cash flow used in investment activities	(1,578,904)	(1,262,832)	(1,014,942)	(990,858)	(992,969)
Net cash flow generated by (used in) financing activities	5,154,195	(2,967,873)	(1,394,829)	(363,113)	(801,303)
Financial results and results from holdings of cash and cash equivalents	—	—	—	—	54

Total cash (used) / generated during the period	(20,738,775)	(2,413,798)	1,100,862	(288,833)	(644,315)

STATISTICAL RATIOS COMPARED TO SAME PERIODS IN PRIOR FISCAL YEARS

(period-over-period variations in balances)

	09-30-2017/16	09-30-2016/15	09-30-2015/14	09-30-2014/13	09-30-2013/12
Total Loans	56.56%	42.56%	23.07%	20.81%	31.24%
Total Deposits	41.39%	45.38%	27.10%	25.72%	27.34%
Net Income	(19.73%)	17.91%	8.62%	105.99%	17.35%
Stockholders’ Equity	55.18%	26.74%	31.63%	51.26%	29.55%

RATIOS COMPARED TO THE SOME PERIODS IN PRIOR FISCAL YEARS

	09-30-2017	09-30-2016	09-30-2015	09-30-2014	09-30-2013	09-30-2012
Solvency (1)	14.05%	13.80%	15.73%	14.55%	12.92%	13.22%
Liquidity (2)	44.88%	47.29%	46.82%	44.63%	34.59%	37.45%
Tied-up capital (3)	2.54%	2.84%	2.88%	2.69%	2.32%	1.71%
Indebtedness (4)	7.12	7.25	6.36	6.87	7.74	7.56

(1)	Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)
(2)	Sum of Cash and due from Banks and Government and corporate securities/Deposits
(3)	Sum of Premises and equipment, other assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

Additional Information required by the Argentine Securities Commission [CNV]’s General Resolution No. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)	Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or with the potential to affect comparability with the financial statements to be presented in future periods.

The Shareholders’ meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new book-entry common shares. See Note 1.2. to BBVA Banco Francés S.A.’s individual financial statements.

2.	Classification of the balances receivable (financing facilities) and payable (deposits and corporate bonds) according to their maturity dates.

See “Exhibit D – Breakdown by Financing terms”, and “Exhibit I – Breakdown of maturity terms of deposits and other liabilities from financial transactions” to BBVA Banco Francés S.A.’s individual financial statements.

3.	Classification of the financing facilities and deposits and corporate bonds in a manner such that the financial impact of maintaining such balances can be visualized:

Item	Local currency			Foreign currency		Securities
In thousand Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans	82,961,333	1,265,246		27,449,620
Other receivables from financial transactions	1,415,149		6,062,694	4,452,556	159,103	7,297,662
Receivables from financial leases	2,191,212			22,653
Miscellaneous receivables	143,045	248,208	1,846,997		516,368

TOTAL	86,710,739	1,513,454	7,909,691	31,924,829	675,471	7,297,662

Item	Local currency			Foreign currency		Securities
In thousand Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and corporate bonds
Deposits	59,329,771	159,594	24,515,952	36,698,463	9,244,009
Other payables from financial transactions	6,008,594		11,399,033	330,356	2,685,350	16,091,379
Miscellaneous payables			5,329,108		179,908

TOTAL	65,338,365	159,594	41,244,093	37,028,819	12,109,267	16,091,379

4.	Detail of the percentage of ownership interests in the companies governed by Section 33 of Argentina’s General Companies Law in the capital stock and in the total votes and debit and/or credit balances per company.

See “Exhibit E – Detail of Investments in Other Companies” and Note 8 – “Transactions with subsidiaries, related and parent companies (Section 33 of Argentina’s General Companies Law)” to BBVA Banco Francés S.A.’s individual financial statements.

5.	Trade receivables or loans granted to directors, statutory auditors, members of the supervisory committee and their relatives up to the second degree, inclusive.

See “Exhibit N – Assistance to related companies and affiliates” to BBVA Banco Francés S.A.’s individual financial statements.

6.	Physical Count of Inventories. Periodicity and scope of the physical counts of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount admitted by Section 31 of Argentina’s General Companies Law and plans to regularize the situation.

None.

8.	Recoverable values: Criteria applied in determining significant “recoverable values” of Inventories, Property, plant and equipment and other assets, used as limits for their respective accounting valuations.

In determining “recoverable values” the Entity considers the Net realization value reflected by the “as is” conditions of Property, plant and equipment components and other miscellaneous assets.

9.	Insurance that covers tangible assets.

Assets insured In thousand Pesos	Risk	Insured amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	2,226,960	6,156,681
Buildings, machines, equipment, furniture, fixtures and works of art	Fire, vandalism and earthquakes	12,373,569	4,611,105
Motor vehicles	All kinds of risks and third-party insurance	18,930	7,470
Aircraft	Civil liability, medical expenses and physical injuries	471,852	—
Furniture, electronic equipment used in IT, signage and telephones	Transportation of goods	34,637	—

10.	Positive and negative contingencies.

a)	Items taken into account to calculate the allowances whose balances, considered on a stand-alone basis or in the aggregate, exceed two per cent (2%) of equity.

-	See Note 2.3.f) – Allowance for loan losses and contingent commitments and; Nota 2.3.p) – Allowance for other contingencies to BBVA Banco Francés S.A.’s individual financial statements.

-	When it comes to the allowance for contingencies discussed in Note 3 – Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016- the criterion applicable is as set forth by the BCRA through its Memorandum Nr. 6/2017, whilst for the recognition of the Allowance for impairment of the Deferred tax asset discussed also in such Note 3, it is the instruction released by the BCRA in its Resolution NR. 118/03 that is applied.

b)	Contingent situations as of the date of the financial statements whose likelihood of occurrence is not remote and whose financial impacts have not been booked, with an indication as to whether they have not been accounted for due to their likelihood of occurrence or to the difficulties for quantifying their effects.

None.

11.	Irrevocable advances to be applied against future subscriptions. Degree of progress of the capitalization proceedings.

None.

12.	Unpaid cumulative dividends on preferred shares.

None.

13.	Conditions, circumstances or terms for the cessation of restrictions imposed on the distribution of unappropriated .retained earnings.

See Note 14 – “Earnings Distribution” to BBVA Banco Francés S.A.’s individual financial statements.

KPMG Audit Bouchard 710 - (C1106ABL) Buenos Aires, República Argentina	Telephone +54 (11) 4316 5700 Fax +54 (11) 4316 5800 Internet www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Legal address: Av. Córdoba 111

City of Buenos Aires

Argentina

Report on Interim Financial Statements

We have reviewed the accompanying interim separate financial statements of BBVA Banco Francés S.A. (“the Bank”), which comprise the balance sheet as of September 30, 2017, and the related statements of income, changes in shareholders’ equity and cash and cash equivalents flow for the nine-month period then ended, and Notes 1 to 21 and Exhibits A, B, C, D, E, F, G, H, I, J, K, L, N and O. In addition, we have also reviewed the interim consolidated financial statements of the Bank and its subsidiaries, which comprise the consolidated balance sheet as of September 30, 2017, and the related consolidated statements of income and cash and cash equivalents flow for the nine-month period then ended, and Notes 1 to 7 and Exhibit 1 presented as supplementary information.

Bank’s responsibility for the Financial Statements

The Bank is responsible for the preparation and fair presentation of the accompanying interim financial statements in accordance with the accounting standards issued by the Argentine Central Bank (“BCRA”), which include the provisions informed to the Entity through Resolution Nr. 118/2003 and Memorandum Nr. 6/2017 of the BCRA (collectively referred to as “accounting standards established by the BCRA”), and for the design, implementation and maintenance of such internal control as the Bank determines is necessary to enable the preparation of financial statements that are free from material misstatement.

Auditors’ Responsibility and Scope of the Review

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with the review rules set forth by Technical Resolution Nr. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements and the consolidated interim financial statement, are not prepared, in all material respects, in conformity with accounting standards established by the BCRA.

© 2017 KPMG, a Partnership established under

Argentine Law and a member firm of the

KPMG network of independent member firms

affiliated with KPMG International, a Swiss

cooperative. All rights reserved.

Emphasis of Matter

Without modifying our conclusion, we draw the attention of the users of this report to the following matters:

a)	as mentioned in Note 4 to the accompanying interim separate financial statements, these financial statements were prepared by the Bank in accordance with the accounting standards established by the BCRA, which include the provisions informed to the Entity through Resolution Nr. 118/2003 and Memorandum Nr. 6/2017 of the BCRA, which do not fully conform with the professional accounting standards in force in the City of Buenos Aires (Argentina); the nature of these differences is described in the note referred to above, and

b)	as mentioned in Note 18 to the accompanying interim separate financial statements, the items and figures shown in the reconciliation included therein are subject to change and may only be considered as final when preparing the year-end financial statements for the year in which the Bank first applies the International Financial Reporting Standards as adopted by the BCRA, which differ from IFRS in that the BCRA has adopted a temporary exemption from the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments (issued July 2014)”.

Other matters

As it relates to the figures and other information for the fiscal year ended December 31, 2016 and for the nine-month period ended September 30, 2016, presented for comparative purposes, it should be noted that:

a)	the figures and other information as of December 31, 2016 derive from the financial statements, which were examined by other auditors, who issued their independent auditors’ report on February 9, 2017 and expressed an unqualified opinion thereon, and

b)	the figures and other information for the nine-month period ended September 30, 2016 derive from the related interim financial statements, which were reviewed by other auditors, who issued their interim review report on November 9, 2016 and expressed an unqualified conclusion on the financial statements referred to above.

City of Buenos Aires (Argentina), November 9, 2017

KPMG

María Gabriela Saavedra

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 30, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer